UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Individual and Consolidated Interim Accounting Information of Natura &Co Holding S.A. for the period ended June 30, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: August 12, 2021

Item 1

Individual and Consolidated Interim Accounting Information of Natura &Co Holding S.A. for the period ended June 30, 2021.

Natura &Co Holding S.A. Individual and Consolidated Interim (Quarterly Information - ITR) For the six-month period ended on June 30, 2021 Independent Auditors' Report

Report on review of

quarterly information

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Natura &Co Holding S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended 30 June 2021, comprising the statement of financial position at that date and the statements of income, comprehensive income for the quarter and six-month period then ended, and the changes in shareholders’ equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB, as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com./br

Other matters

Statement of value added

The quarterly information referred to above includes the parent company and consolidated statements of value added for the six-month period ended 30 June 2021. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, 12 August 2021

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2021 AND DECEMBER 31, 2020

(In thousands of Brazilian reais - R$)

	Note	Company		Consolidated
ASSETS		June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

CURRENT
Cash and cash equivalents	6	1,478	505,699	4,504,792	5,821,672
Short-term investments	7	549,250	340,999	3,484,639	2,520,648
Trade accounts receivable	8	-	-	3,106,945	3,597,535
Trade accounts receivable - related parties	31.1	6,738	115,952	-	-
Inventories	9	-	-	5,243,323	4,544,270
Recoverable taxes	10	26,733	23,637	1,087,590	1,071,349
Income tax and social contribution		-	-	962,059	242,091
Derivative financial instruments		-	-	73,497	139,856
Other current assets	14	1,732	1,979	736,215	616,120
		585,931	988,266	19,199,060	18,553,541

Assets held for sale	13	-	-	148,449	181,279
Total current assets		585,931	988,266	19,347,509	18,734,820

NON-CURRENT
Recoverable taxes	10	-	-	945,733	932,212
Income tax and social contribution		-	-	71,343	478,524
Deferred income tax and social contribution	11	-	-	2,621,997	1,339,725
Judicial deposits	12	-	-	564,929	566,190
Derivative financial instruments		-	-	107,597	1,768,122
Short-term investments	7	-	-	21,168	16,104
Other non-current assets	14	933	148	1,392,991	1,527,668
Total long-term assets		933	148	5,725,758	6,628,545

Investments	15	25,754,302	26,944,279	-	-
Property, plant and equipment	16	-	-	5,062,953	5,235,057
Intangible	17	-	-	25,512,096	26,917,128
Right of use	18	-	-	2,954,188	3,402,047

Total non-current assets		25,755,235	26,944,427	39,254,995	42,182,777

TOTAL ASSETS		26,341,166	27,932,693	58,602,504	60,917,597

	Note	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY		June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

CURRENT
Borrowings, financing and debentures	19	-	515,966	3,071,848	3,805,649
Lease	18	-	-	969,846	1,059,661
Trade liabilities and supply chain finance	20	7,329	9,693	6,094,344	6,774,205
Trade accounts payable - related parties	31.1	11,639	7,194	-	-
Payroll liabilities, profit sharing and social charges		8,652	20,153	1,217,500	1,340,683
Tax liabilities	21	432	13,153	556,976	785,367
Income tax and social contribution		-	-	738,018	441,253
Derivative financial instruments		-	-	233,361	61,201
Provision for tax, civil and labor risks	22	-	-	60,659	58,756
Other current liabilities	23	-	71	1,528,597	1,832,811
Total current liabilities		28,052	566,230	14,471,149	16,159,586

NON-CURRENT
Borrowings, financing and debentures	19	-	-	11,070,510	10,017,264
Lease	18	-	-	2,418,922	2,798,794
Payroll, profit sharing and social charges		2,136	2,136	43,763	43,763
Tax liabilities	21	-	-	108,406	109,454
Deferred income tax and social contribution	11	-	-	1,239,102	1,288,045
Provision for tax, civil and labor risks	22	-	-	1,991,735	2,000,444
Other non-current liabilities	23	-	-	930,490	1,113,139
Total non-current liabilities		2,136	2,136	17,802,928	17,370,903

TOTAL LIABILITIES		30,188	568,366	32,274,077	33,530,489

SHAREHOLDERS' EQUITY
Capital stock	24.1	12,473,615	12,377,999	12,473,615	12,377,999
Treasury shares	24.3	(9,716)	(11,667)	(9,716)	(11,667)
Capital reserves	24.4	10,468,051	11,052,135	10,468,051	11,052,135
Legal profit reserve		133,132	120,166	133,132	120,166
Retained losses		(30,066)	(759,937)	(30,066)	(759,937)
Equity valuation adjustment		3,275,962	4,585,631	3,275,962	4,585,631
Shareholders' equity attributed to the Company's controlling shareholders		26,310,978	27,364,327	26,310,978	27,364,327

Non-controlling interest in shareholders' equity of subsidiaries		-	-	17,449	22,781
Total shareholders' equity		26,310,978	27,364,327	26,328,427	27,387,108

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		26,341,166	27,932,693	58,602,504	60,917,597

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Company		Company		Consolidated		Consolidated
		April 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	April 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020
CONTINUING OPERATIONS
NET REVENUE	26	-	-	-	-	9,517,166	6,987,180	18,972,239	14,505,174
Cost of Sales	27	-	-	-	-	(3,318,287)	(2,375,507)	(6,640,754)	(5,254,229)

GROSS PROFIT		-	-	-	-	6,198,879	4,611,673	12,331,485	9,250,945

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	-	-	-	-	(4,045,391)	(3,171,808)	(8,052,836)	(6,448,997)
Administrative, R&D, IT and project expenses	27	(33,565)	(13,992)	(58,181)	(23,970)	(1,816,331)	(1,337,544)	(3,444,017)	(2,603,635)
Provision for doubtful accounts		-	-	-	-	(210,856)	(228,964)	(450,201)	(452,946)
Equity in subsidiaries	15	267,113	(424,550)	141,134	(1,136,652)	-	-	-	-
Other operating income (expenses), net	30	-	(30,024)	-	(177,848)	(179,287)	74,676	(304,719)	(277,874)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		233,548	(468,566)	82,953	(1,338,470)	(52,986)	(51,967)	79,712	(532,507)

Financial income	29	5,023	14,802	11,183	65,884	1,225,453	665,538	2,264,397	2,225,722
Financial expenses	29	(3,727)	(6,603)	(14,461)	(8,578)	(1,430,954)	(934,079)	(2,697,804)	(2,721,858)

(LOSS) PROFIT BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION		234,844	(460,367)	79,675	(1,281,164)	(258,487)	(320,508)	(353,695)	(1,028,643)
Income tax and social contribution	11	-	71,868	-	71,868	527,439	(44,853)	437,346	(139,656)

INCOME (LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS		234,844	(388,499)	79,675	(1,209,296)	268,952	(365,361)	83,651	(1,168,299)

DISCONTINUED OPERATIONS
LOSS FROM DISCONTINUED OPERATIONS	23	-	-	-	-	(36,714)	(26,722)	(7,965)	(48,723)

NET LOSS FOR THE PERIOD		234,844	(388,499)	79,675	(1,209,296)	232,238	(392,083)	75,686	(1,217,022)

ATTRIBUTABLE TO
The Company´s shareholders		234,844	(388,499)	79,675	(1,209,296)	234,844	(388,499)	79,675	(1,209,296)
Non-controlling shareholders		-	-	-	-	(2,606)	(3,584)	(3,989)	(7,726)
		234,844	(388,499)	79,675	(1,209,296)	232,238	(392,083)	75,686	(1,217,022)

EARNINGS (LOSS) PER SHARE IN THE PERIOD - R$
Basic		0.1708	(0.3211)	0.0579	(1.0190)	0.1708	(0.3211)	0.0579	(1.0190)
Diluted		0.1694	(0.3180)	0.0574	(1.0101)	0.1694	(0.3180)	0.0574	(1.0101)

 *The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Company		Company		Consolidated		Consolidated
		April 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	April 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020	January 1, 2021 to June 30, 2021	April 1, 2020 to June 30, 2020

NET INCOME (LOSS) FOR THE PERIOD		234,844	(388,499)	79,675	(1,209,296)	232,238	(392,083)	75,686	(1,217,022)
Other comprehensive income to be reclassified to income statement in subsequent periods:
Conversion of financial statements of subsidiaries abroad		(2,713,178)	1,291,448	(1,041,246)	5,640,486	(2,715,956)	1,299,477	(1,042,589)	5,648,515
Unrealized losses on the revaluation of balances between companies	15	72,923	-	(109,648)	-	72,923	-	(109,648)	-
Exchange rate effect on the conversion from hyperinflationary economy	15	16,423	104	1,578	(4,247)	16,423	104	1,578	(4,247)
Gains (Losses) from cash flow hedge operations	5.2	-	-	-	-	(183,844)	(19,728)	(243,344)	228,956
Tax effects of gains (losses) from cash flow hedge operations		-	-	-	-	63,146	7,960	82,991	(75,842)
Equity on (losses) gains from cash flow hedge operations		(183,844)	(19,728)	(243,344)	228,956	-	-	-	-
Equity on the tax effects of gains (losses) from cash flow hedge operations		63,146	7,960	82,991	(75,842)	-	-	-	-

Comprehensive income for the period, loss net of tax effects		(2,509,686)	891,285	(1,229,994)	4,580,057	(2,515,070)	895,730	(1,235,326)	4,580,360

ATTRIBUTABLE TO
The Company´s shareholders		(2,509,686)	891,285	(1,229,994)	4,580,057	(2,509,686)	891,285	(1,229,994)	4,580,057
Noncontrolling shareholders		-	-	-	-	(5,384)	4,445	(5,332)	303
		(2,509,686)	891,285	(1,229,994)	4,580,057	(2,515,070)	895,730	(1,235,326)	4,580,360

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian reais - R$)

											Equity appraisal adjustment
				Capital Reserves
	Note	Capital Stock	Treasury shares	Surplus on issue/sale of shares	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Profit reserve		Retained (losses) earnings	Other comprehensive income	Sharesholders' equity attributed to controlling shareholders		Total shareholders' equity
													Non-
								Tax incentives	Retained earnings				Controlling Shareholders

BALANCES AS OF DECEMBER 31, 2019		1,485,436	-	1,096,398	206,592	-	(92,066)	-	(149,020)	-	815,006	3,362,346	-	3,362,346

Loss for the period		-	-	-	-	-	-	-	-	(1,209,296)	-	(1,209,296)	(7,726)	(1,217,022)
Exchange differences on translation of foreign operations		-	-	-	-	-	-	-	-	-	(4,247)	(4,247)	-	(4,247)
Other comprehensive income		-	-	-	-	-	-	-	-	-	5,793,600	5,793,600	8,029	5,801,629
Total comprehensive income for the period		-	-	-	-	-	-	-	-	(1,209,296)	5,789,353	4,580,057	303	4,580,360
Loss absorption	24.3	-	-	-	(147,592)	-	-	-	147,592	-	-	-	-	-
Subscription of shares through the Board of Directors' Meeting held on January 3, 2020	24.1	3,397,746	-	9,877,148	-	-	-	-	-	-	-	13,274,894	27,555	13,302,449
Subscription of shares through the Board of Directors' Meeting held on June 30, 2020	24.1	1,995,107	-	-	-	-	-	-	-	-	-	1,995,107	-	1,995,107
Share repurchase		-	(54,936)	-	-	-	-	-	-	-	-	(54,936)	-	(54,936)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans		-	-	-	-	33,944	-	-	-	-	-	33,944	-	33,944
Exercise of stock and restricted shares option plans		38,748	40,981	-	-	(56,007)	-	-	-	-	-	23,722	-	23,722
Effect of Hyperinflationary economy adjustment		-	-	-	-	26,679	-	-	3,792	-	-	30,471	-	30,471

BALANCES AS OF JUNE 30, 2020		6,917,037	(13,955)	10,973,546	59,000	4,616	(92,066)	-	2,364	(1,209,296)	6,604,359	23,245,605	27,858	23,273,463

BALANCES AS OF DECEMBER 31, 2020		12,377,999	(11,667)	10,974,664	59,000	110,537	(92,066)	113,302	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108

Net income for the period		-	-	-	-	-	-	-	-	79,675	-	79,675	(3,989)	75,686
Exchange differences on translation of foreign operations		-	-	-	-	-	-	-	-	-	1,578	1,578	-	1,578
Other comprehensive income		-	-	-		-	-	-	-	-	(1,311,247)	(1,311,247)	(1,343)	(1,312,590)
Total comprehensive income for the period		-	-	-	-	-	-	-	-	79,675	(1,309,669)	(1,229,994)	(5,332)	(1,235,326)
Share repurchase		-	(32,091)	-	-	-	-	-	-	-	-	(32,091)	-	(32,091)
Loss absorption		-	-	-	-	(650,196)	-	-	-	650,196	-	-	-	-
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans		-	-	-	-	131,776	-	-	-	-	-	131,776	-	131,776
Exercise of stock and restricted shares option plans		95,616	34,042	-	-	(114,267)	-	-	(15,813)	-	-	(422)	-	(422)
Effect of Hyperinflationary economy adjustment		-	-	-	-	48,603	-	-	28,779	-	-	77,382	-	77,382

BALANCES AS OF JUNE 30, 2021		12,473,615	(9,716)	10,974,664	59,000	(473,547)	(92,066)	113,302	19,830	(30,066)	3,275,962	26,310,978	17,449	26,328,427

 *The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Company		Consolidated
		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss) for the period		79,675	(1,209,296)	75,686	(1,217,022)
Adjustments to reconciliate net income (loss) for the period with net cash generated by operating activities:		-
Depreciation and amortization	16, 17 and 18	-	-	1,395,263	1,329,717
Interest and exchange variation on short-term investments		(16,377)	(12,350)	(86,819)	(50,546)
Provision (reversal) from swap and forward derivative contracts		-	-	(273,468)	(1,254,269)
Provision (reversal) for tax, civil and labor risks		-	-	47,737	97,703
Inflation adjustment of judicial deposits		-	-	(5,363)	(6,216)
Inflation adjustment of contingencies	22	-	-	32,731	8,629
Income tax and social contribution		-	(71,868)	(437,346)	139,656
Income from sale and write-off of property, plant and equipment and intangible	16 and 17	-	-	44,158	8,342
Equity in subsidiaries	15	(141,134)	1,136,652	-	-
Interest and exchange rate variation on leases		-	-	180,693	121,425
Interest and exchange rate variation on borrowings and financing	19	7,918	38,363	(144,804)	1,658,428
Exchange differences on translation of foreign operations		13	(130,263)	23,381	690,246
Provision (reversal of provision) for losses from property, plant and equipment and intangible	16 and 17	-	-	(4,339)	16,144
Provision (reversal of provision) for stock option plans		46,175	(16,796)	131,776	(24,930)
Actual losses and provision for losses with trade accounts receivables, net of reversals	8	-	-	450,201	397,409
Provision (reversal of provision) for inventory losses, net	9	-	-	217,110	190,763
Provision (reversal of provision) for post-employment health care plan	28	-	-	(3,253)	(6,008)
Effect from hyperinflationary economy		-	-	72,630	26,468
Other provisions (reversals)		-	-	(1,279)	(114,286)
		(23,730)	(265,558)	1,714,695	2,011,653

(INCREASE) DECREASE IN ASSETS :
Trade accounts receivable		109,197	(5,802)	(180,938)	217,048
Inventories		-	-	(1,023,444)	(445,220)
Recoverable taxes		0	-	(383,607)	(205,187)
Other assets		15,274	-	(15,671)	466,271
Subtotal		124,471	(5,802)	(1,603,660)	32,912

INCREASE (DECREASE) IN LIABILITIES:
Domestic and foreign trade accounts payable and supply chain finance		2,085	14,110	(259,956)	(2,126,571)
Payroll, profit sharing and social charges, net		(11,501)	16,347	(82,320)	385,026
Tax liabilities		(12,721)	(546)	(235,443)	(75,973)
Other liabilities		(70)	(60)	(392,377)	(594,700)
Subtotal		(22,207)	29,851	(970,096)	(2,412,218)

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		78,534	(241,509)	(859,062)	(367,653)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(3,095)	(198,664)	(348,906)	(411,768)
Release of judicial deposits		-	-	6,624	27,016
Payments related to tax, civil and labor lawsuits	22	-	-	(32,464)	(84,585)
Payments due to settlement of derivative transactions		-	-	226,999	4,040
Payment of interest on lease	18 b	-	-	(105,735)	(133,695)
Payment of interest on borrowings, financing and debentures	19	(26,005)	(21,678)	(426,884)	(531,679)

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		49,434	(461,851)	(1,539,428)	(1,498,324)

CASH FLOW FROM INVESTING ACTIVITIES
Cash from acquisition of subsidiary		-	-	-	2,636,108
Additions of property, plant and equipment and intangible		-	-	(639,780)	(308,576)
Proceeds from sale of property, plant and equipment and intangible		-	-	13,373	53,982
Short-term investments		(567,811)	(1,957,878)	(5,630,357)	(5,972,283)
Redemption of short-term investments		360,401	1,048,283	4,614,436	4,548,629
Redemption of interest on short-term investments		15,535	8,670	41,853	29,886
Receipt of dividends from subsidiaries	15	168,612	-	-	-
Investments in subsidiaries		-	(300,000)	-	-
CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		(23,263)	(1,200,925)	(1,600,475)	987,746

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18 b	-	-	(579,596)	(380,902)
Repayment of borrowings, financing and debentures – principal	19	(497,879)	(2,326,905)	(5,511,859)	(2,485,231)
New borrowings, financing, and debentures	19	-	500,000	6,335,740	1,341,538
Acquisition of treasury shares, after receipt of option strike price		(32,513)	(54,936)	(21,014)	(13,955)
Payment of dividends and interest on equity for the previous period		-	-	-	(133,937)
Receipt of funds due to settlement of derivative transactions		-	-	1,615,793	82,194
Acquired company's liability incurred by acquiror		-	(370,791)	-	(370,791)
Capital Increase		-	2,033,855	-	2,033,855
CASH GENERATED BY (USED IN) FINANCING ACTIVITIES		(530,392)	(218,777)	1,839,064	72,771

Effect of exchange rate variation on cash and cash equivalents		-	-	(16,042)	744,341

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(504,221)	(1,881,553)	(1,316,880)	306,534

Opening balance of cash and cash equivalents	6	505,699	2,380,800	5,821,672	4,513,582
Closing balance of cash and cash equivalents	6	1,478	499,247	4,504,792	4,820,116

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(504,221)	(1,881,553)	(1,316,880)	306,534

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Company		Consolidated
		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

INCOME		-	(177,848)	23,399,606	15,937,371
Sale of goods, products and services		-	-	23,526,966	16,414,006
Allowance for expected credit losses, net of reversals	8	-	-	(48,405)	(86,717)
Other operating expenses, net		-	(177,848)	(78,955)	(389,918)

INPUTS ACQUIRED FROM THIRD PARTIES		(11,703)	(5,755)	(17,196,498)	(11,064,226)
Cost of products sold and services rendered		-	-	(7,255,822)	(5,674,891)
Materials, electricity, outsourced services and others		(11,703)	(5,755)	(9,940,676)	(5,389,335)

GROSS VALUE ADDED		(11,703)	(183,603)	6,203,108	4,873,145

RETENTIONS		-	-	(1,395,263)	(1,329,718)
Depreciation and amortization	16, 17 and 18	-	-	(1,395,263)	(1,329,718)

VALUE ADDED PRODUCED BY THE COMPANY		(11,703)	(183,603)	4,807,845	3,543,427

TRANSFERRED VALUE ADDED		152,317	(1,070,768)	2,264,397	2,225,722
Equity in subsidiaries	15	141,134	(1,136,652)	-	-
Financial income - including inflation adjustments and exchange rate variations	29	11,183	65,884	2,264,397	2,225,722

TOTAL VALUE ADDED TO DISTRIBUTE		140,614	(1,254,371)	7,072,242	5,769,149

DISTRIBUTION OF VALUE ADDED		140,614	(1,254,371)	7,072,242	5,769,149
Payroll and social charges	28	46,317	18,215	3,970,279	3,065,697
Taxes, fees and contributions		-	(71,868)	330,323	1,184,713
Financial expenses and rentals		14,622	8,578	2,695,954	2,735,761
Minority holders' share in retained profit		-	-	-	(7,726)
Dividends and interest on equity declared and not distributed		-	-	(3,989)	-
Retained earnings (losses)		79,675	(1,209,296)	79,675	(1,209,296)

 *The accompanying notes are an integral part of the Interim Accounting Information.

INDEX OF EXPLANATORY NOTES

1	GENERAL INFORMATION	11
2	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION	11
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	11
4	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	12
5	FINANCIAL RISK MANAGEMENT	12
6	CASH AND CASH EQUIVALENTS	18
7	SHORT-TERM INVESTMENTS	19
8	TRADE ACCOUNTS RECEIVABLE	20
9	INVENTORIES	21
10	RECOVERABLE TAXES	21
11	INCOME TAX AND SOCIAL CONTRIBUTION	22
12	JUDICIAL DEPOSITS	23
13	ASSETS HELD FOR SALE	24
14	OTHER CURRENT AND NON-CURRENT ASSETS	25
15	INVESTMENTS	25
16	PROPERTY, PLANT AND EQUIPMENT	27
17	INTANGIBLE	29
18	LEASES	31
19	BORROWINGS, FINANCING AND DEBENTURES	34
20	TRADE ACCOUNTS PAYABLE AND SUPPLY CHAIN FINANCE	36
21	TAX LIABILITIES	37
22	PROVISION FOR TAX, CIVIL AND LABOR RISKS	37
23	OTHER LIABILITIES	40
24	SHAREHOLDERS' EQUITY	41
25	OPERATING SEGMENTS	41
26	REVENUE	43
27	OPERATING EXPENSES AND COST SALES	44
28	EMPLOYEE BENEFITS	45
29	FINANCE INCOME (EXPENSES)	47
30	OTHER OPERATING INCOME (EXPENSES), NET	48
31	EARNINGS PER SHARE	49
32	RELATED-PARTY TRANSACTIONS	49
33	COMMITMENTS	51
34	INSURANCE	52
35	ADDITIONAL INFORMATION TO THE CASH FLOW STATEMENTS	52

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

1.	GENERAL INFORMATION

NATURA &CO HOLDING S.A. (“Company” or “Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, as partner or shareholder, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co and its subsidiaries are hereinafter referred to as “Company”.

Brands managed by the Company include "Natura", "Avon”, "The Body Shop" and “Aesop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Natura, The Body Shop and Avon Consultant(s).

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION

Statement of compliance

The Company’s interim accounting information, included in the Quarterly Information Form - ITR pertaining to the six-month period ending on June 30, 2021, includes the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement “CPC 21 (R1) - Interim Statements”, approved by the Brazilian Accounting Committee (“CPC”) equivalent to “IAS 34 - Interim Financial Reporting”.

The individual and consolidated interim accounting information shows all the relevant information specific to the interim accounting information, and only them, which are consistent with those used by the Board in its management.

Presentation basis

The individual and consolidated interim accounting information were prepared based on historical cost, except for derivative financial instruments, financial investments and carbon credits recognized in other current and non-current assets that were measured at fair value and are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, as well as the disclosure of amounts in other currencies, when necessary, also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

The individual and consolidated interim accounting information was approved by the Board of Directors and authorized for issuance on the meeting held on August 11, 2021.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of this individual and consolidated interim accounting information are consistent with those applied and disclosed in note 3 to the Company's financial statements for the year ended December 31, 2020, issued on March 3, 2021, except for the rules and changes effective as of January 1º, 2021, which has not undergone any significant changes on the individual and consolidated interim accounting information of the Company. Therefore, this interim accounting information should be read in conjunction with the last annual financial statement.

The same accounting policies apply for the comparative six-month period ended on June 30, 2020.

3.1	Hyperinflationary economy

In the six-month period ended June 30, 2021, as a result of the application of CPC 42 - Financial Reporting in Hyperinflationary Economies (IAS 29), the Company's subsidiaries determined an impact on the financial result for the period as follows:

	Consolidated
	June 30, 2021	December 31, 2020
Net gain for hyperinflationary economy adjustment	25,180	7,025
Impact on average exchange rate	(51,662)	(4,247)
Capital reserve	48,603	26,679
Profit reserve	28,779	3,792

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the interim accounting information, was presented in note No.5 of the Company's financial statements for the year ended December 31, 2020.

The estimates and assumptions used in the preparation of the interim accounting information for the six-month period ended June 30, 2021 have not changed significantly.

5.	FINANCIAL RISK MANAGEMENT

5.1	General considerations and policies

The information regarding the general considerations and polices of the Company was presented in note 6.1 of the Company’s financial statements for the year ended December 31, 2020.

5.2	Financial risk factors

a)	Market risks

The Company is exposed to market risks arising from their business activities. These risks mainly comprise possible fluctuations in exchange and interest rates.

To hedge the current balance sheet positions of the Company against market risks, the following derivative instruments are used and consist of the balances in the following table, as of June 30, 2021 and December 31, 2020:

Description	Fair Value (Level 2)
	Consolidated
	June 30, 2021	December 31, 2020
“Financial” derivatives	(55,193)	1,857,869
“Operating” derivatives	2,926	(11,092)
Total	(52,267)	1,846,777

b)	Foreign exchange risk

As of June 30, 2021, consolidated balance sheet include accounts denominated in foreign currency which expose the Company to foreign exchange risks, that in the aggregate, represent total liabilities of R$ 5,184,574 (R$4,261,151 as of December 31, 2020). These accounts composed of loans and financing are protected by derivative financial instruments like “swap” and Non-Deliverable Forward (“NDF” or forward).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

c)	Derivatives to hedge foreign exchange risk

As of June 30, 2021, and December 31, 2020, the derivative balances are composed as follows:

“Financial” derivatives

Consolidated	Principal (Notional) amount		Fair value		Gain (loss) of fair value adjustment
Description	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Swap agreements: (a)
Asset portion:
Dollar purchased position	5,426,444	2,576,890	6,347,772	4,683,900	1,060,226	421,897

Liability portion:
Post-fixed CDI Rate:
Position sold in CDI	(5,426,444)	(2,576,890)	(6,408,166)	(2,803,797)	(931,169)	(172,885)

NDF and forward contracts:
Liability portion:
Post-fixed CDI Rate:
NDFs Forward Agreements
Position sold at the interbank rate	1,586,718	1,409,102	5,201	(22,234)	3,707	(16,778)
Total net derivative financial instruments:	1,586,718	1,409,102	(55,193)	1,857,869	132,764	232,234

a)	Swap operations consist of exchanging the exchange variation for a correction related to a percentage of the variation of the Interbank Deposit Certificate – post-fixed CDI – in the case of Brazil.

For financial derivatives maintained by the Company as of June 30, 2021 and December 31, 2020, due to the fact agreements are directly entered into with the financial institutions and not through stock markets, there are no margin calls deposited as guarantee of said transactions.

“Operating” derivatives - Consolidated

As of June 30, 2021 and December 31, 2020, the Company’s subsidiaries maintain forward derivative financial instruments, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

Description	Principal (Notional) amount		Fair value
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Net position - GBP and USD	847,845	1,585,280	(4,654)	(7,670)
Forward agreements	177,894	165,830	7,580	(3,422)
Total derivative instruments, net	1,025,739	1,751,110	2,926	(11,092)

Derivative instruments designated for hedge accounting

The positions of derivative financial instruments designated as outstanding cash flow hedge on June 30, 2021 are set out below.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Cash flow hedge instrument - Consolidated

					Other comprehensive income
	Hedge instrument	Notional currency	Notional value	Fair value (a)	Accumulated contract gain (loss)	(Loss) gain in period
Currency Swap – USD/R$	Currency	BRL	5,426,320	(60,494)	38,739	(243,767)
Forward Agreements (The Body Shop)	Currency	BRL	675,010	(4,797)	(4,797)	(48)
Forward Agreements (Natura Indústria)	Currency	BRL	3,734	(231)	(231)	471
Avon_currency swap - US$/R$	Currency	BRL	55,001	198	(326)	-
Total			6,160,065	(65,324)	33,385	(243,344)

a)	The method used to determine fair value consists in calculating the future value based on the contracted conditions and determines present value based on market accrual extracted from B3.

Movements in cash flow hedge reserve recorded under other comprehensive income are shown below:

Consolidated
Cash flow hedge balance as of December 31, 2019	42,729
Change in the fair value of hedge instrument recognized in other comprehensive income	228,956
Tax effects on the fair value of hedge instrument	(75,842)
Cash flow hedge balance as of June 30, 2020	195,843

Cash flow hedge balance as of December 31, 2020	159,077
Change in the fair value of hedge instrument recognized in other comprehensive income	(243,344)
Tax effects on the fair value of hedge instrument	82,991
Cash flow hedge balance as of June 30, 2021	(1,276)

The Company designates as cash flow hedge the derivative financial instruments used to offset variations arising from foreign currency exposure, in the fair value of contracted debts, other than the functional currency and in the operational cash flow in foreign currency. As part of this strategy, the Company designated the derivative financial instruments (forward swap) acquired in May 2021 for the hedge accountancy aiming to protect against the variability of cash flow attributable to Notes ESG issued in May 2021 (see note 19.1).

d)	Interest rate risk

The information regarding the interest rate risk was presented in note 6.2.d of the Company's financial statements of the year ended December 31, 2020.

e)	Credit risk

The information regarding the credit risk was presented in note 6.2.e of the Company’s financial statements for the year ended December 31, 2020.

f)	Liquidity risk

The information regarding the liquidity risk was presented in note 6.2 (f) of the Company’s financial statements for the year ended December 31, 2020.

As of June 30, 2021, the book value of financial liabilities, on the date of the balance sheet, measured at amortized cost, considering interest payments at a post-fixed rate and the value of debt securities reflecting the forward market interest rates, may be changed as post-fixed interest rates change. Their corresponding maturities, considering that the Company is in compliance with contractual restrictive clauses, are evidenced below:

Company	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Book value
Trade payables, related-parties’ and reverse factoring operations	18,968	-	-	18,968	-	18,968

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Consolidated	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Book value
Borrowings, financing and debentures	3,406,842	6,822,147	6,386,906	16,615,895	(2,473,537)	14,142,358
Leasing	1,065,188	2,052,934	699,654	3,817,776	(429,008)	3,388,768
Trade payables, related-parties’ and reverse factoring operations	6,094,344	-	-	6,094,344	-	6,094,344

The subsidiary The Body Shop had a secured credit line of £70 million (seventy million pounds), which could be withdrawn in installments to meet the short-term financing needs and was being used by the subsidiary since the first quarter of 2020, to reinforce working capital and liquidity. During 2021’s first quarter, this credit line was settled.

In April 2021, a new credit line on the amount of £100 million (one hundred million pounds) was hired, and the total amount was used by June 30, 2021. See more details in note 19.1.

5.3	Impacts of Covid-19

The Company’s Management is monitoring the evolution of the Covid-19 pandemic in the markets it operates, acting to minimize impacts on the operations and on the equity and financial position of the Company implementing appropriate measures to guarantee the continuity of operations, protect cash, improve liquidity and promote the health and safety of all.

During the quarter ended June 30, 2021, the Company’s Management assessed the possible impacts of the main risks and uncertainties that could affect the quarterly information presented herein. In Brazil and on the other Latin America markets, the increase in the transmission rate and the number of deaths in 2021 led to the adoption of more restrictive measures for circulation and operation of non-essential activities. As from the second quarter with the growing vaccination in these markets, passed the priority groups and reaching a more representative share of the population it’s noted that the economy is getting back on track and with more optimistic perspectives towards the macroeconomic scenario. However, gradual decreases in restrictions in markets in which the Company operate (mainly in Europe and Asia), allowing physical stores to resume operating, even with some level of restriction, benefiting this business segment.

In view of this scenario, the Company’s Management reviews the recoverability expectations of its financial and non-financial assets in the preparation of this interim accounting information, considering the most recent information available and reflected in the Company's business plans. In the first term of 2021, no deterioration was identified in the Company's liquidity, its cash position or leverage that could impact the compliance with financial covenants.

Additionally, the Company’s Management has revised its projections of future results since the end of the year ended December 31, 2020, not identifying deviations from these projections or in the market assumptions associated with the impairment test carried out on December 31, 2020 that would indicate the need to carry out an additional impairment test of goodwill and other long-lived intangible assets.

5.4	Capital Management

The Company's objectives in managing its capital are to safeguard the Company ability to continue to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by the EBITDA. The net debt corresponds to total borrowings and financing (including short and long-term borrowings, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer para Ver” and Fundo Dynamo Beauty Ventures Ltd. funds).

5.5	Fair value estimate

The information regarding the general considerations and polices of the Group companies (Natura, Avon, The Body Shop and Aesop) was presented in note 6.1 of the financial statements for the year ended December 31, 2020.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The carrying amounts and fair values of the Company’s financial instruments as of June 30, 2021 and December 31, 2020 is presented as follows:

Company				Book value		Fair value
	Note	Classification by category	Fair value hierarchy	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Financial assets:
Cash and cash equivalents:	6
Cash and banks		Amortized cost	Level 2	1,478	1,501	1,478	1,501
Certificate of bank deposits		Fair value through results	Level 2	-	504,198	-	504,198
				1,478	505,699	1,478	505,699
Short-term investments
Exclusive investment funds	7	Fair value through results	Level 2	549,250	340,999	549,250	340,999

Trade accounts receivables - related parties	32.1	Amortized cost	Level 2	6,738	115,952	6,738	115,952

Financial liabilities:
Loans in local currency	19	Amortized cost	Level 2	-	(515,966)	-	(515,966)
Trade payables, related-parties’ and reverse factoring operations	20/ 32.1	Amortized cost	Level 2	(18,968)	(16,887)	(18,968)	(16,887)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Consolidated				Book value		Fair value
	Note	Classification by category	Fair value hierarchy	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Financial assets
Cash and cash equivalents	6
Cash and banks		Amortized cost	Level 2	2,893,722	4,436,576	2,893,722	4,436,576
Certificate of bank deposits		Fair value through results	Level 2	23,970	808,988	23,970	808,988
Repurchase operations		Fair value through results	Level 2	1,587,100	576,108	1,587,100	576,108
				4,504,792	5,821,672	4,504,792	5,821,672
Short-term investments	7
Government securities		Fair value through results	Level 1	2,099,712	864,940	2,099,712	864,940
Restricted cash		Fair value through results	Level 2	39	40,425	39	40,425
Treasury bills		Fair value through results	Level 2	578,547	505,152	578,547	505,152
Mutual investment fund		Fair value through results	Level 2	806,341	817,253	806,341	817,253
Dynamo Beauty Ventures Ltd. Fund		Fair value through results	Level 3	21,168	16,104	21,168	16,104
Certificate of bank deposits		Fair value through results	Level 2	-	292,878	-	292,878
				3,505,807	2,536,752	3,505,807	2,536,752

Trade accounts receivables – related parties	8 32.1	Amortized cost	Level 2	3,106,945	3.597.535	3,106,945	3,597,535
Judicial deposit	12	Amortized cost	Level 2	564,929	566.190	564,929	566,190
Carbon credit	14	Fair value through results	Level 2	4,632	4.097	4,632	4,097
Subleasing receivables	14	Amortized cost	Level 2	339,540	357.538	339,540	357,538
Receivables from service providers	14	Amortized cost	Level 1	149,146	135.030	149,146	135,030
				4,165,192	4.660.390	4,165,192	4,660,390

“Financial” and “Operating” derivatives		Fair value – Hedge instruments	Level 2	-	1,873,764	-	1,873,764
“Financial” and “Operating” derivatives		Fair value through results	Level 2	181,094	34,214	181,094	34,214
				181,094	1,907,978	181,094	1,907,978
Financial liabilities
Borrowings, financing and debentures	19
Loans in local currency		Amortized cost	Level 2	(8,957,784)	(9,591,809)	(8,957,784)	(9,466,921)
Loans in foreign currency		Amortized cost	Level 2	(5,184,574)	(4,231,104)	(5,184,574)	(4,459,081)
				(14,142,358)	(13,822,913)	(14,142,358)	(13,926,002)

Carbon credits	23	Fair value through results	Level 2	(1,800)	(5,560)	(1,800)	(5,560)

“Financial” and “Operating” derivatives		Fair value – Hedge instruments	Level 2	(65,324)	-	(65,324)	-
“Financial” and “Operating” derivatives		Fair value through results	Level 2	(168,037)	(61,201)	(168,037)	(61,201)
				(233,361)	(61,201)	(233,361)	(61,201)

Lease liabilities	18	Amortized cost	Level 2	(3,388,768)	(3,858,455)	(3,388,768)	(3,858,455)
Trade payables, related-parties’ and reverse factoring operations	20 /31.1	Amortized cost	Level 2	(6,094,344)	(6,774,205)	(6,094,344)	(6,774,205)

The Company assesses that the balances of cash and cash equivalents, accounts receivable from customers, accounts payable to suppliers and other current liabilities are equivalent to their book values, mainly due to the short-term maturities of these instruments.

The carrying amounts of the short-term investments in Certificates of Bank Deposits measured at fair value through results approximate their fair values as transactions to be conducted at floating interest rates.

The book values of borrowings, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the book values     as the agreed interest rates are consistent with current market rates.

The fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The fair value of the investment in the Dynamo Beauty Ventures Ltd. Fund (“DBV”), classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund manager based on valuation assumptions. consistent with the accounting practices adopted in Brazil and the IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company's investment. The Company's assessment takes into account inputs not observable in the model, in order to reflect the contractual restrictions on this investment for early redemption and trading of the security in the market. The significant unobservable inputs used in measuring fair value reflect a discount due to the lack of liquidity of the security, which represent the values     that the Company determined that market agents would take into account for these discounts when defining the investment price. An increase of 1% in the applied discount (15.4%) would result in a reduction in the value of the investment by R$355.

There was no transfer between measurement levels in the fair value hierarchy in the six-month period ended June 30, 2021 for these assets and liabilities.

6.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Cash and banks	1,478	1,501	2,893,722	4,436,576
Certificate of Bank Deposits	-	504,198	23,970	808,988
Repurchase operations (a)	-	-	1,587,100	576,108
	1,478	505,699	4,504,792	5,821,672

a)	Repurchase operations are securities issued by banks with a commitment by the own issuing banks to repurchase them, and by the client to resell them, at defined rates and within predetermined terms, backed by public or private securities, depending on bank availabilities and registered with the Central Agency for Custody and Financial Settlement of Securities (“CETIP”). On June 30, 2021, repurchase operations are remunerated at an average rate of 100.0% of CDI (100.0% of the CDI on December 31, 2020).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

7.	SHORT-TERM INVESTMENTS

	Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Exclusive investment funds (a)	549,250	340,999	-	-
Mutual investment funds (b)	-	-	806,341	817,253
Certificate of Bank Deposits	-	-	-	292,878
Treasury bills (c)	-	-	578,547	505,152
Government securities (LFT) (d)	-	-	2,099,712	864,940
Dynamo Beauty Ventures Ltd. Fund	-	-	21,168	16,104
Restricted cash	-	-	39	40,425
	549,250	340,999	3,505,807	2,536,752

Current	549,250	340,999	3,484,639	2,520,648
Non-Current	-	-	21,168	16,104

a)	The Company concentrate most of their investments in an exclusive investment fund, which holds interest in shares of the Essential Investment Fund.

The value of the shares held by the Company is disclosed under "Exclusive Investment Fund" in the Company financial statements. The financial information of the Investment Fund, which the group has an exclusive interest (100 % of the shares), were consolidated, except for the shares of Instituto Natura, and the values of their portfolio were segregated by type of investment and classified as cash equivalents or short-term investments, according to the accounting practices adopted by the subsidiary Natura Cosméticos.

The balance on June 30, 2021, related to the “Crer para Ver” line within the exclusive fund is R$ 75,383 (R$57,609 on December 31, 2020).

b)	Mutual investment funds refer to the investments of Natura América Hispanic entities concentrated in Argentina, Chile, Colombia and Mexico.

c)	As of June 30, 2021, investments in Treasury bills are remunerated at an average rate of 124.2% of the CDI (136.6% as at December 31, 2020).

d)	On June 30, 2021, investments in Government securities (LFT) are remunerated at an average rate of 104.0% of CDI (105.9% of the CDI on December 31, 2020).

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on June 30, 2021 and December 31, 2020 is as follows:

	Consolidated
	June 30, 2021	December 31, 2020
Certificate of bank deposits	-	292,878
Repurchase transactions (cash and cash equivalent)	1,535,054	576,108
Treasury bills	578,547	505,152
Government securities (LFT)	2,099,712	864,940
	4,213,313	2,239,078

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

8.	TRADE ACCOUNTS RECEIVABLE

	Consolidated
	June 30, 2021	December 31, 2020
Trade receivables	3,587,458	4,029,643
Allowance for expected credit losses	(480,513)	(432,108)
	3,106,945	3,597,535

Maximum exposure to credit risk on the date of the interim accounting information is the book value of each maturity date range, net of the allowance for expected credit losses, as shown in the chart of receivable balances per maturity date:

	Consolidated
	June 30, 2021	December 31, 2020
To become due	2,153,044	1,988,583
Past due:
Up to 30 days	848,940	1,506,460
31 to 60 days	121,485	173,121
61 to 90 days	106,803	111,735
91 to 180 days	357,186	249,744
Allowance for expected credit losses	(480,513)	(432,108)
	3,106,945	3,597,535

The changes in the allowance for expected credit losses for the six-month period ended June 30, 2021 and 2020 are as follows:

Consolidated
Balance on December 31, 2019	(107,995)
Additions	(397,409)
Write-offs (a)/ Reversals	100,817
Exchange rate variation	(60,312)
Balance on June 30, 2020	(464,899)

Balance on December 31, 2020	(432,108)
Additions	(450,201)
Write-offs (a)/ Reversals	386,180
Exchange rate variation	15,616
Balance on June 30, 2021	(480,513)

a)	Refers to accounts overdue for more than 180 days which are written off when the Company has no expectation of recovering the trade accounts receivable and sales of customer portfolio.

Find below the balances of accounts receivable from clients per exposure to allowance for expected credit losses on June 30, 2021:

	Consolidated
	Trade receivables	Allowance for expected credit losses
To become due	2,153,044	(67,267)
Past due:
Up to 30 days	848,940	(59,027)
31 to 60 days	121,485	(46,944)
61 to 90 days	106,803	(55,596)
91 to 180 days	357,186	(251,679)
	3,587,458	(480,513)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

9.	INVENTORIES

	Consolidated
	June 30, 2021	December 31, 2020
Finished products	4,483,213	3,925,215
Raw materials and packaging	1,107,915	1,015,156
Auxiliary materials	190,654	170,188
Products in progress	38,737	36,025
Provision for inventory losses	(577,196)	(602,314)
	5,243,323	4,544,270

Movements in the provision for inventory losses for the six-month period ending on June 30, 2021 and 2020 is as follows:

Consolidated
Balance on December 31, 2019	(185,232)
Additions (a)	(674,150)
Write-offs (b)	354,692
Exchange variation	(97,624)
Balance on June, 30 2020	(602,314)

Balance on December 31, 2020	(602,314)
Additions (a)	(217,110)
Write-offs (b)	216,366
Exchange variation	25,862
Balance on June 30, 2021	(577,196)

a)	It refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.

b)	Consist of write-offs of products discarded which there was a provision for losses recorded, and there is no expectation of sales.

10.	RECOVERABLE TAXES

	Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
ICMS on purchase of goods (a)	-	-	725,742	681,147
Taxes on purchase of goods – foreign subsidiaries	-	-	235,881	230,260
ICMS on purchase of property, plant and equipment	-	-	9,732	9,578
PIS and COFINS on purchase of property, plant and equipment	-	-	8,065	-
PIS and COFINS on purchase of goods (b)	-	-	727,643	780,841
Withholding income tax	26,733	23,637	26,733	23,637
PIS, COFINS and CSLL	-	-	1,654	1,669
Tax on Manufactured Goods – IPI ©	-	-	101,627	77,096
Other	-	-	196,246	199,333
	26,733	23,637	2,033,323	2,003,561

Current	26,733	23,637	1,087,590	1,071,349
Non-Current	-	-	945,733	932,212

a)	Tax credits related to the accumulated Brazilian tax on the circulation of goods, interstate and inter-municipal transport and communication services (“ICMS”) were generated mainly by purchases, whose tax rate is higher than the average sales and by the increase in exports. These credits are normally used through offsetting with sales operations in the domestic market.

b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in production. These credits normally are used through offsetting with sales operations in the domestic market.

c)	The balance will be used to IPI payable in future operations of the Company's subsidiaries

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company for the six-month period ended June 30, 2021 was 124%. This percentage is based on a loss before tax of R$353,695 and an income tax credit of R$437,346. The main component that causes the effective rate to deviate from the nominal income tax rate of 34% is the recognition of deferred tax assets referring to tax losses from previous years at Avon considering a new scenario of recoverability of the balance, (more information in Note 11.1.), also the additional recognition of deferred income tax liability arising from the announcement made by the Government of England that the nominal rate will increase from 19% to 25%.

The effective rate calculated by the Company for the six-month period ended June 30, 2020 was 13%. This percentage is based on a loss before tax of R$1,028,643 and an income tax expense of R$139,656. The main component that causes the effective rate to deviate from the nominal income tax rate of 34% is the additional recognition of deferred income tax liability arising from the announcement by the Government of England that the nominal rate will not be reduced from 19% to 17%.

11.1.	Deferred income tax - Avon Luxembourg

As of December 31, 2020, the Company had active deferred income tax balances on tax losses, which totaled R$13.3 billion, which do not expire and had not been recognized due to historical analyses of recoverability in the respective operations. Of these amounts, R$8.2 billion are from the subsidiary Avon Luxembourg Holdings S.à.r.l (“Avon Luxembourg”).

During the six-month period ended June 30, 2021, the Company approved and initiated a restructuring plan of its operations, including the establishment of Avon Luxembourg Holdings S.à.r.l (“Avon Luxembourg”) as a financial subsidiary (FINCO), acting in the allocation of financial funds for the Group. From this restructuring, a deferred income tax asset amounting approximate R$823 million was recognized, based on management’s conclusion that recoverability of these amounts is probable in the normal course of Avon Luxembourg’s activities, and this should occur in a period not exceeding 20 years.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Movements in the deferred income tax and social contribution and liability, for the period ending on June 30, 2020 and 2021, are as follows:

	Assets		Liabilities
	Company	Consolidated	Consolidated
Balance on December 31, 2019	-	374,448	(450,561)
Effect on statement of income	71,868	(22,022)	(28,630)
Acquisition of subsidiary	-	667,034	(713,199)
Reserve for grant of options and restricted stock	-	2,865	-
Effect on other comprehensive income	-	(75,842)	-
Exchange variation on other comprehensive income	-	29,409	(221,081)
Balance on June 30, 2020	71,868	975,892	(1,413,471)

Balance on December 31, 2020	-	1,339,725	(1,288,045)
Effect on statement of income (a)	-	1,287,647	(87,083)
Reserve for grant of options and restricted stock	-	(11,499)	-
Effect on other comprehensive income	-	82,021	-
Exchange variation on other comprehensive income	-	(75,897)	136,026
Balance on June 30, 2021	-	2,621,997	(1,239,102)

(a)	Relates mainly to deferred income taxes from subsidiary Avon Luxemburgo, mentioned above, and realization of deferred income taxes liability on derivative transactions.

12.	JUDICIAL DEPOSITS

The judicial deposits of the Company as of June 30, 2021 and December 31, 2020 are as follows:

	Consolidated
	June 30, 2021	December 31, 2020
Unprovisioned tax proceedings (a)	258,776	262,654
Accrued tax lawsuits (b)	258,896	252,961
Unprovisioned civil proceedings	6,842	9,671
Accrued civil lawsuits	2,890	2,189
Unprovisioned labor proceedings	12,068	14,166
Accrued labor lawsuits	25,457	24,549
Total judicial deposits	564,929	566,190

a)	The tax proceedings related to these judicial deposits basically refer to ICMS - ST, highlighted in note 22.2.1 - contingent liability - possible risk of loss.

b)	The tax lawsuits related to these judicial deposits basically refer to the sum of amounts disclosed in note 22.1.1 and the amount accrued as explained in the note 21.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in balance of judicial deposits for the six-month period ended June 30, 2021 and 2020 are as follows:

Consolidated
Balance on December 31, 2019	337,255
Acquisition of subsidiary	283,885
New deposits	7,911
Payments	(21,186)
Monetary adjustment and interests	6,216
Payments	(10,070)
Write-offs for expenses	(3,671)
Balance on June 30, 2020	600,340

Balance on December 31, 2020	566,190
New deposits	19,830
Redemptions	(21,320)
Monetary adjustment	5,363
Write-offs for expenses	(5,745)
Exchange rate variation	611
Balance on June 30, 2021	564,929

In addition to judicial deposits, the Company has hired insurance policies for certain lawsuits. Details on these insurance policies are presented in note No. 34.

13.	ASSETS HELD FOR SALE

The assets classified as held for sale were acquired in the acquisition process of its subsidiary Avon. The change in the balance for the six-month period ended June 30, 2021 and 2020 is as follows:

Consolidated
Avon acquisition as of January 3, 2020	186,518
Transfer to Property, Plant and Equipment	(39,186)
Transfer from Property, Plant and Equipment	16,210
Sale	(22,287)
Exchange rate variation	54,302
Balance as of June 30, 2020	195,557

Balance as of December 31, 2020	181,279
Transfer to property, plant and equipment(a)	(25,779)
Sale	(49)
Exchange rate variation	(7,002)
Balance as of June 30, 2021 (b)	148,449
a)	During the first half of 2021, transfers occurred due to the resumption of activities in the Saudi Arabian unit.

b)	The balance on June 30, 2021 is composed by assets located in Brazil and Spain (on December 31, 2020 it was composed by Saudi Arabia, Brazil and Spain).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Marketing and advertising advances	-	-	113,553	42,233
Supplier advances	-	-	284,572	257,099
Employee advances	-	-	21,134	65,180
Rent advances and guarantee deposit (a)	-	-	158,812	169,958
Advance insurance expenses	-	-	159,092	200,074
Overfunded pension plan (b)	-	-	656,719	683,425
Customs broker advances - Import taxes	-	-	51,960	34,016
Subleasing receivables (c)	-	-	339,540	357,538
Carbon credits	-	-	4,632	4,097
Receivables from service providers(d)	-	-	149,146	135,030
Other	2,665	2,127	190,046	195,138
	2,665	2,127	2,129,206	2,143,788

Current	1,732	1,979	736,215	616,120
Non-Current	933	148	1,392,991	1,527,668

a)	Mainly related to: (i) advances of rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exemptions on CPC 06 (R2) - Leases (IFRS 16); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the lessor at the end of the rental agreements.

b)	Pension plan arising from the acquisition of Avon (note 28.2).

c)	Refers to the sublease receivables from the office that the subsidiary Avon had in New York, USA.

d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

15.	INVESTMENTS

	Company
	June 30, 2021	December 31, 2020
Investments in subsidiaries, net of losses	25,754,303	26,944,279

Information and movement of the balances for the period ending on June 30, 2021 and for the fiscal year ending on December 31, 2020:

	NATURA Cosméticos S.A	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries	6,401,485	(4,252,028)	5,489,548	7,639,005
Shareholders’ equity interest	6,401,485	(4,252,028)	5,489,548	7,639,005
Fair value adjustment of acquired assets and liabilities	-	5,280,506	-	5,280,506
Goodwill	-	12,834,792	-	12,834,792
Total	6,401,485	13,863,270	5,489,548	25,754,303
Net income for the period of the subsidiaries	52,786	10,474	77,874	141,134

Balances as of December 31, 2020	6,929,074	14,373,448	5,641,757	26,944,279
Equity in subsidiaries	52,786	10,474	77,874	141,134
Exchange variation and other adjustments in the conversion of investments of the foreign subsidiaries	(398,581)	(411,004)	(230,083)	(1,039,668)
Unrealized losses on the revaluation of balances intercompany in foreign currency	-	(109,648)	-	(109,648)
Effect of Hyperinflationary economy adjustment	61,570	-	-	61,570
Contribution by the controlling company for stock option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	85,601	-	-	85,601
Hedge accounting, net of tax effects	(160,353)	-	-	(160,353)
Dividends paid	(168,612)	-	-	(168,612)
Balances as of June 30, 2021	6,401,485	13,863,270	5,489,548	25,754,303

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Natura Cosméticos S.A. (1)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage Interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries	5,740,749	(4,911,624)	(214)	828,911
Shareholders’ equity interest	5,740,749	(4,911,624)	(214)	828,911
Fair value adjustment of acquired assets and liabilities	-	9,884,131	-	9,884,131
Goodwill	-	10,973,473	-	10,973,473
Total	5,740,749	15,945,980	(214)	21,686,515
Net Income/(Losses) for the period of the subsidiaries	182,712	(1,319,077)	(287)	(1,136,652)

Balances as of December 31, 2019	3,392,677	-	-	3,392,677
Equity in subsidiaries	182,712	(1,319,077)	(287)	(1,136,652)
Exchange variation and other adjustments in the conversion of investments of the foreign subsidiaries	1,646,060	3,980,018	16	5,626,094
Effect of Hyperinflationary economy adjustment	30,470	10,145	-	40,615
Contribution by the controlling company for stock option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	35,713	-	-	35,713
Hedge accounting net of tax effects	153,117	-	-	153,117
Capital increase	300,000	-	-	300,000
Acquisition price	-	13,274,894	57	13,274,951
Balances as of June 30, 2020	5,740,749	15,945,980	(214)	21,686,515

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (years)	December 31, 2020	Additions	Write-offs	Write-offs Impairment	Transfers	Other changes including exchange rate variation	June 30, 2021
Cost value:
Vehicles	2 to 5	79,227	4,528	(21,755)	-	6,760	(4,674)	64,086
Templates	3	187,852	360	-	-	168	(208)	188,172
Tools and accessories	3 to 20	85,678	10,250	(127)	-	3,552	(1,026)	98,327
Facilities	3 to 60	293,471	61	(992)	-	11,259	(2,337)	301,462
Machinery and accessories	3 to 15	1,819,693	13,641	(72,731)	-	46,959	(3,470)	1,804,092
Leasehold improvements	2 to 20	963,957	24,168	(20,474)	1,625	43,093	(39,389)	972,980
Buildings	14 to 60	1,899,176	4,144	(332)	-	12	13,726	1,916,726
Furniture and fixture	2 to 25	566,548	26,217	(18,149)	2,882	13,679	(33,222)	557,955
Lands	-	661,613	-	(1,203)	-	-	(18,791)	641,619
IT equipment	3 to 15	543,772	25,755	(16,904)	-	51,253	(22,451)	581,425
Other assets	-	36,687	-	(1,139)	-	-	(1,315)	34,233
Projects in progress	-	408,385	187,920	(21,119)	-	(182,921)	(11,894)	380,371
Total cost		7,546,059	297,044	(174,925)	4,507	(6,186)	(125,051)	7,541,448

Accumulated depreciation:
Vehicles		(33,042)	(9,879)	15,864	-	(5,791)	5,223	(27,625)
Templates		(166,536)	(4,411)	-	-	-	115	(170,832)
Tools and accessories		(39,159)	(18,367)	127	-	-	97	(57,302)
Facilities		(176,726)	(8,280)	979	-	(2,895)	2,299	(184,623)
Machinery and accessories		(578,762)	(101,146)	69,386	-	1,015	4,427	(605,080)
Leasehold improvements		(480,554)	(69,103)	16,022	-	(5,550)	23,234	(515,951)
Buildings		(179,729)	(42,376)	324	-	-	854	(220,927)
Furniture and fixture		(318,611)	(43,315)	14,369	-	(703)	25,254	(323,006)
IT equipment		(311,856)	(53,705)	15,939	-	(9,195)	14,434	(344,383)
Other assets		(26,027)	(14,161)	330	-	-	11,092	(28,766)
Total accumulated depreciation		(2,311,002)	(364,743)	133,340	-	(23,119)	87,029	(2,478,495)
Net total		5,235,057	(67,699)	(41,585)	4,507	(29,305)	(38,022)	5,062,953

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (years)	December 31, 2019	Control acquisition	Additions	Write-offs	Reversal (Provision) for impairment	Transfers	Other changes including exchange rate variation	June 30, 2020
Cost value:
Vehicles	2 to 5	45,578	25,789	128	(4,519)	-	2,171	12,042	81.189
Templates	3	192,556	-	8	(19,713)	-	4,690	8,065	185.606
Tools and accessories	3 to 20	11,974	52,410	4,362	(158)	-	(876)	12,721	80.433
Facilities	3 to 60	309,772	1,431	23	(3,428)	-	3,298	10,922	322.018
Machinery and accessories	3 to 15	866,451	746,734	7,352	(925)	-	45,638	171,314	1.836.564
Leasehold improvements	2 to 20	615,103	58,548	11,653	(1,177)	(8,650)	5,618	177,970	859.065
Buildings	14 to 60	386,957	1,168,837	3,484	1,590	324	20,246	293,891	1.875.329
Furniture and fixture	2 to 25	397,727	32,566	10,622	(1,012)	(8,883)	7,545	95,387	533.952
Lands	-	35,157	568,470	-	73	-	4,060	191,749	799.509
IT equipment	3 to 15	297,228	112,369	4,691	(494)	-	12,550	85,224	511.568
Other assets		-	40,090	-	-	-	-	14,086	54.176
Projects in progress	-	156,011	78,965	104,602	(526)	-	(89,486)	11,155	260.721
Total cost		3,314,514	2,886,209	146,925	(30,289)	(17,209)	15,454	1,084,526	7,400,130

Accumulated depreciation:
Vehicles		(16,924)	-	(12,932)	2,174	-	(2,093)	(3,524)	(33,299)
Templates		(175,938)	-	(4,824)	19,684	-	-	(172)	(161,250)
Tools and accessories		(3,255)	-	(20,769)	-	-	10	(2,451)	(26,465)
Facilities		(167,362)	-	(11,582)	282	-	900	(3,269)	(181,031)
Machinery and accessories		(416,736)	-	(95,836)	157	-	(1,072)	(16,382)	(529,869)
Leasehold improvements		(267,371)	-	(60,425)	450	-	25	(68,175)	(395,496)
Buildings		(101,785)	-	(51,515)	-	-	-	(4,847)	(158,147)
Furniture and fixture		(193,973)	-	(44,342)	612	-	(26)	(43,546)	(281,275)
IT equipment		(197,281)	-	(47,588)	37	-	-	(30,091)	(274,923)
Other assets		-	-	(6,841)	-	-	-	(769)	(7,610)
Total accumulated depreciation		(1,540,625)	-	(356,654)	23,396	-	(2,256)	(173,226)	(2,049,365)
Net total		1,773,889	2,886,209	(209,729)	(6,893)	(17,209)	13,198	911,300	5,350,765

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

17.	INTANGIBLE

The information and changes in the intangible balances for the three-month periods ended June 30, 2021 and 2020 are as follows.

	Consolidated
	Useful life range (years)	December 31, 2020	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange rate variation	June 30, 2021
Cost value:
Software	2.5 to 10	2,059,150	30,071	(11.455)	-	98,813	(4,903)	2,171,676
Trademarks and patents (Definite useful life)	20 a 25	894,578	-	-	-	-	(62,122)	832,456
Trademarks and patents (Indefinite useful life)	-	5,747,057	-	-	-	-	(280,157)	5,466,900
Goodwill Avon	-	13,299,849	-	-	-	-	(465,057)	12,834,792
Goodwill Emeis Brazil Pty Ltd.	-	142,090	-	-	-	-	(9,356)	132,734
Goodwill The Body Shop	-	1,946,741	1,413	(1.669)	-	-	(54,470)	1,892,015
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,785	-	-	-	-	(154)	2,631
Key Money (indefinite useful life)	-	26,769	-	180	-	-	(1,382)	25,567
Key Money (Definite useful life)	3 to 18	10,860	2,500	9.951	(168)	(5,555)	(1,435)	16,153
Relationship with franchisees and sub franchisees and sales representatives (e)	14 to 15	2,959,519	-	(455)	-	(562)	(97,119)	2,861,383
Technology developed (by acquired subsidiary)	-	1,595,041	-	-	-	-	(112,615)	1,482,426
Other intangible assets	-	108,275	97,432	(511)	-	(71,204)	(45,015)	88,977
Total cost		28,794,170	131,416	(3.959)	(168)	21,492	(1,133,785)	27,809,166

Accumulated amortization:
Software		(1,022,498)	(186,840)	10,260	-	3,770	29.928	(1.165.380)
Trademarks and patents		(100,043)	(24,729)	-	-	-	10,564	(114.208)
Key Money		(8,871)	(185)	(9,840)	-	1,667	1.223	(16.006)
Relationship with retail clients		(2,839)	(147)	-	-	-	146	(2.840)
Relationship with franchisees and sub franchisees		(419,061)	(157,377)	455	-	-	22,816	(553.167)
Technology developed		(319,009)	(163,302)	-	-	-	37,583	(444.728)
Other intangible assets		(4,721)	(526)	511	-	-	3.995	(741)
Total accumulated amortization		(1,877,042)	(533,106)	1,386	-	5,437	106.255	(2.297.070)
Net total		26,917,128	(401,690)	(2,573)	(168)	26,929	(1.027.530)	25.512.096

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (years)	December 31, 2019	Acquisition of subsidiary	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange rate variation	June 30, 2020
Cost value:
Software	2.5 to 10	1,313,090	291,239	65,382	(1,492)	-	112,649	153,649	1,934,517
Trademarks and patents (Definite useful life)	24 to 25	116,805	517,592	-	-	-	-	220,524	854,921
Trademarks and patents (Indefinite useful life)	-	2,171,585	1,893,224	-	-	-	-	1,255,816	5,320,625
Goodwill Avon	-	-	10,973,474	-	-	-	-	3,855,691	14,829,165
Goodwill Emeis Brazil Pty Ltd.	-	100,237	-	-	-	-	-	33,364	133,601
Goodwill The Body Shop	-	1,434,369	-	8,039	-	-	-	388,384	1,830,792
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	-	1,456
Relationship with retail clients	10	1,987	-	-	-	-	-	656	2.643
Key money (indefinite useful life)	-	17,801	-	-	-	-	6,996	2,697	27.494
Key money (Definite useful life)	3 to 18	12,447	-	-	-	1,065	(3,414)	(1,043)	9.055
Relationship with franchisees and sub franchisees and sales representatives (e)	14 to 15	602,958	1,876,169	-	-	-	-	822,215	3.301.342
Technology developed (by acquired subsidiary)	-	-	1,131,573	-	-	-	-	397,595	1.529.168
Other intangible assets	2 to 10	110,288	-	41,452	-	-	(100,153)	18,071	69.658
Total cost		5,883,023	16,683,271	114,873	(1,492)	1,065	16,078	7,147,619	29.844.437

Accumulated amortization:
Software		(649,347)	-	(179,508)	43	-	(3,634)	(39,399)	(871,845)
Trademarks and patents		(44,108)	-	(18,303)	-	-	-	(12,810)	(75,221)
Key money		(2,197)	-	(242)	-	-	(4,634)	1,213	(5,860)
Relationship with retail clients		(1,939)	-	(114)	-	-	-	(531)	(2,584)
Relationship with franchisees and sub franchisees		(95,772)	-	(147,980)	-	-	-	(41,555)	(285,307)
Technology developed		-	-	(137,361)	-	-	-	(15,419)	(152,780)
Other intangible assets		(13,159)	-	(1,042)	-	-	-	(5,390)	(19,591)
Total accumulated amortization		(806,522)	-	(484,550)	43	-	(8,268)	(113,891)	(1,413,188)
Net total		5,076,501	16,683,271	(369,677)	(1,449)	1,065	7,810	7,033,728	28,431,249

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

18.	LEASES

a)	Right of use

	Consolidated
	Useful life range (years) (a)	December 31, 2020	Additions	Write-offs	Transfers (b)	Other changes including exchange rate variation	June 30, 2021
Cost value:
Vehicles	3	157,867	23,895	(13,035)	-	(8,802)	159,925
Machinery and equipment	3 to 10	53,048	2,621	(11,100)	-	(9,710)	34,859
Buildings and facilities	3 to 10	1,616,833	101,645	(202,885)	-	(120,008)	1,395,585
IT equipment	10	30,000	3,622	(1,234)	-	498	32,886
Retail stores	3 to 10	3,338,104	272,050	(23,368)	3,888	(443,389)	3,147,285
Tools and accessories	3	3,187	258	-	-	(2,340)	1,105
Total cost		5,199,039	404,091	(251,622)	3,888	(583,751)	4,771,645

Accumulated depreciation:
Vehicles		(63,422)	(28,526)	10,937	-	5,741	(75,270)
Machinery and equipment		(21,045)	(6,262)	2,258	-	9,263	(15,786)
Buildings and facilities		(399,765)	(135,468)	62,727	-	16,325	(456,181)
IT equipment		(19,161)	(4,428)	1,194	-	870	(21,525)
Retail stores		(1,291,346)	(322,310)	14,692	-	350,676	(1,248,268)
Tools and accessories		(2,253)	(420)	-	-	2,246	(427)
Total accumulated accrued depreciation		(1,796,992)	(497,414)	91,808	-	385,121	(1,817,457)
Net total		3,402,047	(93,323)	(159,814)	3,888	(198,630)	2,954,188

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (years) (a)	December 31, 2019	Subsidiary Acquisition	Additions	Write-offs	Transfers (b)	Other changes including rate variation	June 30, 2020
Cost value:
Vehicles	3	40,018	42,467	46,577	(219)	-	11,435	140,278
Machinery and equipment	3 to 10	15,578	14,034	610	-	-	8,958	39180
Buildings and facilities	3 to 10	784,900	489,739	90,560	(4,380)	-	211,050	1,571,869
IT equipment	10	283	18,429	1,447	-	-	5,751	25,910
Retail stores	3 to 10	2,350,377	-	180,059	(8,309)	(3,582)	767,063	3,285,608
Tools and accessories	3	2,803	-	-	-	-	761	3,564
Total cost		3,193,959	564,669	319,253	(12,908)	(3,582)	1,005,018	5,066,409

Accumulated depreciation:
Vehicles		(8,109)	-	(25,316)	150	-	(2,236)	(35,511)
Machinery and equipment		(4,317)	-	(7,142)	-	-	(2,036)	(13,495)
Buildings and facilities		(97,190)	-	(144,715)	2,852	-	(27,349)	(266,402)
IT equipment		(214)	-	(10,320)	-	-	(1,100)	(11,634)
Retail stores		(463,332)	-	(300,558)	4,016	4,634	(172,458)	(927,698)
Tools and accessories		(936)	-	(462)	-	-	(298)	(1,696)
Total accumulated depreciation		(574,098)	-	(488,513)	7,018	4,634	(205,477)	(1,256,436)
Net total		2,619,861	564,669	(169,260)	(5,890)	1,052	799,541	3,809,973

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.

b)	Refers to key money related to store rentals. This amount is transferred from right of use to intangible assets when a new commercial agreement with the lessor is not yet signed until negotiations are concluded.

c)	Regarding the amounts that resulted from the changes in the lease agreements previously entered, such as term, amounts and fees.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	June 30, 2021	June 30, 2020
Amounts recognized in the statement of income for the six-month period ended June 30, 2021 and 2020:
Financial expense on lease	106,239	119,398
Amortization of right of use	497,414	488,513
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	19,787	15,013
Sublease revenue	(15,635)	(16,033)
Short-term and low-value assets lease expenses	37,772	38,274
Benefits granted by lessor related to Covid-19	(29,020)	(12,685)
Other expenses related to leases	26,809	17,497
Total	643,366	649,977

Amounts recognized in the financing cash flow statement activities:
Lease payment (principal amount)	579,596	426,154
Values recognized in the operating cash flow statement activities:
Lease payment (interest)	106,045	88,443
Variable lease payments not included in the measurement of lease liabilities	25,054	4,448
Short-term and low-value assets lease payments	29,197	30,699
Other lease related payments	42,838	20,174
Total	782,730	569,918

b)	Leasing liabilities

	Consolidated
	June 30, 2021	December 31, 2020
Current	969,846	1,059,661
Non-Current	2,418,922	2,798,794
Total	3,388,768	3,858,455

Below are the changes in lease liability balances for the six-month period ended June 30, 2021 and 2020:

Consolidated
Balance on December 31, 2019	2,517,565
New leases	324,878
Acquisition of subsidiary	777,200
Lease payments (principal amount)	(380,902)
Lease payments (interest)	(133,695)
Recognition of financial charges	119,398
Write-offs (a)	(3,863)
Exchange rate variation	886,594
Balance as of June 30, 2020	4,107,175

Balance as of December 31, 2020	3,858,455
New agreements	388,676
Lease payments (principal amount)	(579,596)
Lease payments (interest)	(105,735)
Recognition of financial charges	106,045
New Measurement	(71,491)
Write-offs (a)	(85,166)
Exchange rate variation	(122,420)
Balance as of June 30, 2021	3,388,768

a)	Mainly related to termination of agreements related to lease of stores.

The maturities of the balance of non-current lease liabilities are shown below:

	Consolidated
	June 30, 2021	December 31, 2020
2022	469,167	419,240
2023	574,277	408,977
2024 (and on December 31, 2020)	458,562	406,572
2025 onwards	916,916	1,564,005
Total	2,418,922	2,798,794

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

19.	BORROWINGS, FINANCING AND DEBENTURES

	Re.:	Company		Consolidated
		June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Based in local currency
Financing Agency for Studies and Projects (FINEP)		-	-	58,736	73,076
Debentures	A	-	-	4,057,566	4,042,515
BNDES		-	-	1,556	7,789
BNDES – FINAME		-	-	-	15
Promissory Notes (1)		-	515,966	-	773,949
Working capital – Mexico Operation		-	-	5,446	14,453
Working capital – The Body Shop Operation	E	-	-	694,004	500,835
Working capital – Avon Operation		-	-	157,712	145,495
Notes – Avon (2)	B	-	-	3,982,764	4,033,682
Total in local currency		-	515,966	8,957,784	9,591,809

Raised in Foreign Currency
BNDES		-	-	225	1,639
Representative Debt Securities and ESG securities (“Notes”)	C	-	-	4,933,868	3,969,226
Resolution No. 4131/62	D	-	-	250,481	260,239
Total in foreign currency		-	-	5,184,574	4,231,104
Grand total		-	515,966	14,142,358	13,822,913

Current		-	515,966	3,071,848	3.805.649
Non-Current		-	-	11,070,510	10.017.264

(1)	On April 15, 2021, the Company and its subsidiary Natura Cosméticos redeemed the total principal amount due under their respective promissory notes, equivalent to R$ 500,000 of the Company and R$ 250,000 of the subsidiary Natura Cosméticos.

(2)	Balances recorded for their estimated fair value resulting from business combination with the subsidiary Avon.

Reference.:	Currency	Maturity	Charges	Effective Rate interest	Guarantees
A	Real	August 2024	Interest of 110.5% to 112% of the CDI, and 1.75% + CDI, 1.00% + CDI and 1.15% + CDI, with maturities in September 2021, September 2022 and August 2024.	113.8% - 113.9% CDI+1.15% - CDI+1.79%	None.
B	Dollar	March 2023 and March 2043	Interest of 6.45% p.a. and Interest of 8.45% p.a.	Interest of 6.45% p.a. and Interest of 8.45% p.a.	None.
C	Dollar	May 2028	Interest of 4.125% per annum	5.79%	Natura &Co Holding Approval
D	Dollar	May 2022	Libor + interests of 1.1% per annum	Libor + interest of 1.1% per annum	Guarantee of the subsidiary Indústria e Comércio de Cosméticos Natura Ltda..
E	Pounds	April 2024	Libor + interest of 2.9% per annum	Libor + interest of 2.9% per annum	Guarantee from the subsidiary Natura Cosméticos S.A. until December 2021 and Guarantee from the Company from January 2022

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Find below the movements in the balances of loans, financings and debentures for the six-month periods ending on June 30, 2021 and 2020:

	Company	Consolidated
Balance as of December 31, 2019	2,883,382	10,786,374
Assumed in a business combination	-	7,250,735
New borrowings and financing	500,000	1,341,538
Repayment (a)	(2,326,905)	(2,485,231)
Recognition of financial charges	38,363	557,122
Financial charges payment	(21,678)	(535,568)
Exchange rate variation (unrealized)	-	1.105.195
Translation effects (other comprehensive income)	-	2,645,934
Balance as of June 30, 2020	1,073,162	20,666,099

Balance as of December 31, 2020	515,966	13,822,913
New borrowings and financing (b)	-	6.335.740
Repayment (c)	(497,879)	(5.511.859)
Recognition of financial charges	7,918	348.622
Financial charges payment	(26,005)	(426.884)
Exchange rate variation (unrealized)	-	(493.426)
Translation effects (other comprehensive income)	-	(33.429)
Transfers and refiling	-	100.681
Balance as of June 30, 2021	-	14.142.358

a)	It mainly refers to the partial optional early redemption of the First Series Commercial Papers in the amount of R$ 1,830 million on January 14 2020.

b)	The fundraising carried out within the six-month period ended June 30, 2021 basically refer to the offer carried out by subsidiary Natura Cosméticos S.A. of the notes liked to the sustainability goals in the approximate amount of US$ 1 billion (see note 19.1.v) and the new credit facility in the amount of up to £100 million (one hundred million pounds) obtained by subsidiary The Body Shop (see note 19.1.iii).

c)	The amortization carried out in the six-month period ended June 30, 2021 mainly refer to the early redemption of debt securities of subsidiary Natura Cosméticos S.A. (“Notes”) in the amount of US$750,000, carried out in May 2021 (see note 19.1.iv).

The maturities of the non-current portion of borrowings, financing and debentures liabilities are as follows:

	Consolidated
	June 30, 2021	December 31, 2020
2022	308,564	586,002
2023	2,519,972	6,306,782
2024 onwards (as of December 31, 2020)	3,303,824	3,124,480
2025 onwards	4,938,150	-
Total	11,070,510	10,017,264

19.1 Description of the main movements of bank borrowings and financing

i) Debentures

The information regarding the Company’s debentures issued was presented in note 19.1.i) in the financial statements of the Company regarding the year ended December 31, 2020.

The appropriation of costs related to the issuance of debentures for the six-month period ended June 30, 2021 was R$ 1,663 (R$ 3,888 as of December 31, 2020), recorded monthly under financial expenses, in accordance with the effective interest rate method. Issue costs to be appropriated totaled R$ 7,803 as of June 30, 2021 (R$ 9,466 as of December 31, 2020).

ii) Working capital – The Body Shop

On June 30, 2021, subsidiary The Body Shop had a credit facility of up to £ 70 million (seventy million pounds), corresponding to R$ 694,004 (R$500,835 as at December 31, 2020), guaranteed by Natura Cosméticos S.A., which could be withdrawn in installments to meet The Body Shop’s short-term financing needs. This facility was used by the subsidiary during the first quarter of 2020, to reinforce working capital and liquidity (with annual interest payment of Libor + 2%). This facility was paid in March 2021.

On April 23, 2021, subsidiary The Body Shop, contracted a facility agreement with UK Export Finance and HSBC Bank PLC in the amount of £100 million (one hundred million pounds) with guarantee from Company and by its subsidiary (Natura Cosméticos S.A.), which was fully used on June 30, 2021. This facility agreement will be compensated at the libor rate + 2.9% per annum, and it has a term for payment of principal and interest with maturity dates in December 2021, April 2023 and April 2024.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

iii) Notes

The information regarding the issue of debt securities by the Company was presented in note 19.1.iv) in the annual financial statements of the Company regarding the year ended December 31, 2020.

In May 21, 2021, the full optional early redemption of the debt securities of the Company (“Notes”) occurred, which were issued in 2018 by subsidiary Natura Cosméticos S.A. in the amount of US$750,000, and the derivative instruments used for covering the risks were settled.

The appropriation of costs related to the issuance of the its subsidiary Natura Cosméticos S.A debt securities ("Notes") for the six-month period ended June, 30 2021 was R$ 15,587 (R$ 7,194 on December 31, 2020), recorded monthly in the financial expenses item in accordance with the term of the respective issues. On June 30, 2021, there was no balance of issuance costs to appropriate on June 30, 2021, considering the payment of the debt (R$15,587 on December 31, 2020).

iv) ESG debt securities ("Notes")

On May 4, 2021, the subsidiary Natura Cosméticos concluded the offer of the notes linked to the sustainability goals of 4.125% with maturity on May 3, 2028 (“ESG Notes”) in the total principal amount of US$1.0 billion, and these are guaranteed by the Company. For these notes derivative instruments were contracted for foreign exchange rate protection.

Accrued costs related to the issuance of the Company's debt securities ("Notes") for the period ended June 30, 2021 was R$ 2,368, recorded monthly in the financial expenses item in accordance with the term of the respective issues. The balance of issue costs to be appropriated on June 30, 2021 is R$ 101,002.

v) Debt securities (“Notes”) - Avon

The subsidiary Avon has the following issued debt securities (“notes”):

Notes – Avon	Principal (USD)	Principal (R$)	Current interest rate	Maturity
No guarantee	461,883	2,310,431	6.50%	March 15, 2023
No guarantee	216,085	1,080,900	8.45%	March 15, 2043

The effects of allocating fair values from the business combination were added to the notes issued by Avon, which on June, 30 2021 amounted to R$ 394,544 (R$ 449,712 on December 31, 2020).

19.2	Contractual restrictive clauses (covenants)

The contractual restrictive clauses (covenants) associated with the debt contracts of the Company establish the maintenance of minimum financial indicators resulting from the ratio of the division of the net treasury debt by the EBITDA of the last 12 months, as well as non-financial indicators according to each contract. As of June 30, 2021, and December 31, 2020, the Company was in compliance with such restrictive clauses.

20.	TRADE ACCOUNTS PAYABLE AND SUPPLY CHAIN FINANCE

	Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Domestic trade accounts payables	6,584	4,748	4,929,434	5,462,377
Foreign trade accounts payables (a)	745	4,945	794,857	1,014,356
Subtotal	7,329	9,693	5,724,291	6,476,733

Reverse factoring operations (b)	-	-	370,053	297,472
Total	7,329	9,693	6,094,344	6,774,205

a)	Refer to imports mainly denominated in US dollar, Euro and pounds.

b)	The Company has contracts signed with Banco Itaú Unibanco S.A. to directly structure a “supply chain finance”. the operation with the Company’s main suppliers. Further details on these operations are included in note 3.16 of the financial statements of the Company for the year ended December 31, 2020.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

21.	TAX LIABILITIES

	Controlling Company		Consolidated
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
ICMS (ordinary)	-	-	127,491	134,165
ICMS-ST provision (a)	-	-	57,095	61,521
Taxes on invoicing – foreign subsidiaries	-	-	238,737	364,291
Withholding tax (IRRF)	-	828	115,829	131,368
Other taxes payable subsidiaries	-	-	9,393	48,365
Income tax on financial transactions	309	468	6,139	15,943
PIS and COFINS payable	87	11,857	87	11,857
INSS and ISS (Tax on Services)	-	-	35,160	32,954
Others	36	-	75,451	94,357
Total	432	13,153	665,382	894,821

Current	432	13,153	556,976	785,367
Non-Current	-	-	108,406	109,454

a)	The Company’s subsidiaries have been discussing the illegality of changes in the state legislation for the payment of ICMS - ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company’s subsidiaries, and in some cases, the amounts are deposited in court, as mentioned in note 12.

22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company is party to administrative and legal proceedings of a tax, labor and civil nature, among others.

The Company’s Managers believe, based on the legal advisors opinion and on information existing until the filling date of these interim accounting information, that the provision for tax, civil, labor risks and other administrative and legal discussions is sufficient to cover any losses, as presented below:

22.1	Contingencies assessed as probable risk of loss

The changes in tax, civil and labor risks and contingent liabilities is presented below:

	Consolidated
	Tax		Civil		Labor		Business Combination		Total
	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/302021	06/30/2020

Balance at the beginning of the period	931,771	127,842	78,397	30,653	251,339	61,571	797,693	-	2,059,200	220,066
Business combination (1)	-	657,647	-	51,263	-	164,091	-	-	-	873,001
Additions	61,687	78,727	32,329	99,774	40,105	21,388	-	-	134,121	199,889
Reversals	(35,916)	(29,946)	(21,208)	(24,371)	(16,869)	1,105	(12,391)	-	(86,384)	(53,212)
Payments	(7,103)	(52,412)	(6,782)	(10,703)	(18,579)	(21,470)	0	-	(32,464)	(84,585)
Inflation adjustment	3,397	2,274	553	2,802	4,075	3,553	24,706	-	32,731	8,629
Exchange rate variation	(27,394)	92,145	(2,464)	31,103	(3,887)	26,166	(18,717)	-	(52,462)	149,414
Transfers	1,166	(241)	(487)	(30)	(3,027)	837	-	-	(2,348)	566
Balance as of June 30	927,608	876,036	80,338	180,491	253,157	257,241	791,291	-	2,052,394	1,313,768

Current									60,659	127,825
Non-current									1,991,735	1,185,943

(1)	Amounts arising from lawsuits with probability of possible and remote loss of tax nature in the amount of R$709,751, labor in the amount of R$54,728 and civil in the amount of R$55,624, measured and recorded at the estimated fair value resulting from the business combination with Avon, in accordance with paragraph 23 of CPC 15/IFRS 3 (Note 4), additionally, the fair value of contingent liabilities includes the liabilities assumed and recognized by Avon before fair value allocation, in the amount of R$872,993.

(2)	Balance arising from other obligations of subsidiary Avon, related to reclassifications of processes previously recognized as contingent liabilities to other accounts payable.

22.1.1	Tax

Tax contingencies classified as probable risk of loss mainly involve discussions about the illegality of changes in state laws for ICMS collection. Part of the unpaid amount has been discussed in court by the Company and, in certain cases, the amounts have been deposited in the court, as mentioned in note 12. The provision also includes attorney fees for sponsoring tax proceedings, when applicable.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

22.1.2	Civil, commercial and other

On June 30, 2021, the Company is party to commercial and other civil lawsuits and procedures, mainly related to indemnity claims. Provisions are periodically reviewed based on the progress of processes and the progress of jurisprudence to reflect the best estimate.

a)	Talc-related disputes

The subsidiary Avon International has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Avon sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the subsidiary Avon’s products, were designed to contain asbestos. On June 30, 2021, there were 129 individual cases pending against the subsidiary Avon. During the six months ended June 30, 2021, 28 new cases were filed, and 8 cases were dismissed, settled, or otherwise resolved. The value of the settlements was not material, either individually or in the aggregate, to the subsidiary Avon’s results of operations for the six-month period ended on June 30, 2021. Additional similar cases arising out of the use of the subsidiary Avon’s talc products are reasonably anticipated.

The Company’s Management believe that the claims asserted against subsidiary Avon in these cases are without merit. To date, subsidiary Avon has not proceeded to trial in any case filed against it and there have been no findings of liability enforceable against the Company. However, nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages.

Given the inherent uncertainties of litigation, it cannot be predicted the outcome of all individual cases pending against the subsidiary Avon, and it is only possible to make a specific estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. For the remaining cases, it was provided an estimate of exposure on an aggregated and ongoing basis, which takes into account the historical outcomes of all cases that were resolved to date. Any accruals currently recorded on the subsidiary Avon’s balance sheet with respect to these cases are not material. However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which are expensed as incurred, are not known but may be significant, though some costs will be covered by insurance.

22.1.3	Labor

The Company as of June 30, 2021 are party to labor claims filed by former employees and service providers, mainly related to the payment of severance compensation, overtime, salary premiums and monies owed as a result of join liability and discussion about the recognition of employment relationship. None of these processes is individually relevant. The provision is periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best estimate.

22.2	Contingencies assessed as possible risk of loss

The Company’s subsidiaries have contingencies whose expectation of loss assessed by the Company's Management and supported by the legal advisors is classified as possible and, therefore, no provision has been recorded. On June 30, 2021, the contingencies classified as possible loss probability totaled R$ 9,700,882 (R$9,559,551 on December 31, 2020) , of which R$791,291 (R$797,693 on December 31, 2020) were recorded at the estimated fair value resulting from business combinations with Avon Products Inc., shown in the table above).

22.2.1	Tax

On June 30, 2021, the tax cases with possible risk of loss amounted to R$8,990,292 (R$9,205,601 on December 31, 2020).

Below are the most relevant tax contingencies related to the following matters:

a)	Infraction notices in which the Brazilian Federal Revenue Office collects IPI tax debts, for the supposed lack of compliance with the minimum calculation basis, set forth in the legislation, upon the sales transactions directed to interdependent wholesale establishments. Currently, tax assessment notices are pending judgment at the administrative court level. As of June 30, 2021, the total amount under discussion classified as possible loss is R$1,977,632 (R$1,963,984 on December 31, 2020).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

b)	Lawsuits in which the industrial establishment equivalence is discussed, as provided for in the Decree nº 8,393/2015, which requires IPI in exit operations carried out by interdependent wholesale establishments of the products mentioned in said legal provision. On June 30, 2021, the amount under discussion is R$1,766,402 (R$1,660,532 on December 31, 2020).

c)	Administrative and court proceedings discussing the illegality of changes in the state legislation for the payment of ICMS and ICMS - ST. On June 30, 2021, the total amount under discussion is R$1,576,782 (R$ 1,503,657 on December 31, 2020).

d)	Infraction notices where the Brazilian Federal Revenue Office collects IRPJ and CSLL tax debts to challenge the tax deductibility of goodwill amortization in the context of a corporate reorganization among related parties. Currently, there is a discussion in the Judiciary regarding the lawfulness of administrative decisions which rejected the motion to clarify, submitted to challenge the dismissed special appeals. On June 30, 2021, the total amount under discussion classified as possible loss is of R$1,403,506 (R$ 1,396,782 on December 31, 2020).

e)	Infraction notice in which the State of São Paulo Treasury Office enforces the ICMS-ST collection, was fully collected by the recipient of the goods, the distributor. The process is pending judgment at the administrative court level. On June 30, 2021, total amount under discussion classified as possible loss is of R$532,625 (R$529,660 on December 31, 2020).

f)	Infraction notices in which the Brazilian Federal Revenue Service collects IPI tax debts due to disagreement with the tax classification adopted for some products. Judgment of the proceedings is awaited at the administrative level. On June 30, 2021, the total amount under discussion is R$649,881 (R$524,500 on December 30, 2020).

22.2.2	Civil, commercial and other

As of June 30, 2021, civil, commercial and other lawsuits with possible losses amount to R$189,102 (R$ 133,302 on December 31, 2020). Which none are relevant.

Below are the most relevant contingencies related to the following matters:

a)       Shareholder disputes

On 14 February 2019, a shareholder’s class action complaint was filed in the United States District Court for the Southern District of New York against Avon and certain former officers of Avon. The claim alleges violations of Sections 10 (b) and 20 (a) of the 1934 Securities Exchange Act based on statements that are allegedly false or misleading. During 2020, the parties reached an agreement on a settlement of this class action, including the payment of R$75,352, of which R$10,393 were paid by Avon and the remainder of the agreement was paid by the insurance companies contracted by Avon. On 31 August 2020, the court granted preliminary approval of the settlement, and on 3 February 2021, the court entered an order and judgment granting final approval of the settlement. This is final decision.

22.2.3	Labor

On June 30, 2021, the contingencies classified as possible loss probability totaled R$229,389 (R$220,648 on December 31, 2020). No lawsuit is individually significant.

22.3	ICMS base on PIS and Cofins

The estimated amounts involved in the restitution requests of the PIS and COFINS installments paid with the inclusion of ICMS in their tax bases, not registered until June 30, 2021, are being reviewed by Company’s management, as in May 2021 there was a final favorable decision by Federal Court determining that ICMS is not part of the PIS and COFINS calculation basis, and the decision is valid as of March 15, 2017. Based on preliminary information, the credits to be recognized as a result of this decision are not material for the interim accounting information.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

23.	OTHER LIABILITIES

	Consolidated
	June 30, 2021	December 31, 2020
Pension and post-employment healthcare plans (a)	754,469	783,184
Deferred revenue from performance obligations with customers (b)	324,679	422,353
Provisions for incentives to consultants	232,524	292,034
Provisions for operating expenses (marketing / technology, etc.) (c)	475,669	535,276
Discontinued operations (d)	160,737	153,140
Provision for store renovation	25,192	99,702
Crer Para Ver (e)	81,395	75,508
Provisions for rentals (f)	58,791	70,598
Provision for restructuring (g)	151,364	68,954
Long-term incentives (h)	2,074	52,745
Provision for apportionment of benefits and partnerships payable	6,065	10,005
Other provisions (i)	182,524	373,891
Carbon credit	1,800	5,560
Exclusivity contract	1,804	3,000
Total	2,459,087	2,945,950

Current	1,528,597	1,832,811
Non-Current	930,490	1,113,139

a)	As of June 30, 2021, subsidiary Avon's pension and post-retirement plans amounts to R$615,142 and Natura Cosméticos' post-employment healthcare plans amounts to R$139,327 (R$648,990 and R$134,194, respectively, as of December 31, 2020).

b)	It refers to the deferred revenue related performance obligations of loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct selling consultants, of which R$230,029 related to subsidiary Avon and R$94,650 related to subsidiary Natura Cosméticos.

c)	It refers to the Company's operating provisions mainly due to spending on provision of technology services, marketing and advertising etc., to comply with the accrual basis.

d)	On December 17, 2015, subsidiary Avon entered into agreements resulting in the splitting of operations in the United States, Canada and Puerto Rico. These transactions were terminated on 1 March 2016. As of this date, the contingent liabilities prior to this transaction will be treated as discontinued operations. During the six-month period ended June 30, 2021, subsidiary Avon recorded R$7,965 as administrative expenses related to these discontinued operations (R$48,723 on June 30, 2020).

e)	Refers to Social program contribution for developing the quality of education.

f)	Refers to the (grace) period granted by lessors for the start of payment of rental of certain retail stores, for rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exceptions permitted under IFRS 16 / (CPC 06 (R2)).

g)	Provision for costs directly related to the plan for changes in the organizational structure, mainly of subsidiaries Avon and The Body Shop.

h)	Refers substantially to the variable remuneration plans for subsidiary Avon executives.

i)	Refers to provisions for insurance coverage, indemnities, and long-term contractual obligations.

Post-employment health care and pension plan

a)	Defined benefit pension and postretirement plans (Avon)

The actuarial valuation of defined benefit pension and post-retirement plans is updated annually. The most recent valuation of the plan assets and the present value of the defined benefit obligation was performed on December 31, 2020. The significant information and assumptions used in the most recent valuation were presented in note 24 of the Company’s financial statements for the year ended December 31, 2020.

b)	Post-employment healthcare plan (Natura Cosméticos)

The actuarial valuation of the post-employment healthcare plan is updated on an annual basis. The information regarding the most recent evaluation of the post-employment healthcare plan, as well as its significant assumptions and sensitivity analysis, were detailed in the Company's financial statements for the year ended December 31, 2020 in note 24.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

24.	SHAREHOLDERS' EQUITY

24.1	Share capital

On June 30, 2021, the share capital of the Company is of R$12,473,615, composed of 1,379,035,789 subscribed common shares without par value (R$12,377,999 composed of 1,375,158,636 subscribed common shares without par value on December 31, 2020).

24.2	Dividend and interest on equity payment policy

The information regarding the Company’s policy for the distribution of dividends and interest on shareholders' equity was presented in note 25.2 of the Company’s financial statements for the year ended December 31, 2020.

24.3	Treasury shares

On June 30, 2021, item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance on December 31, 2020	316,701	11,667	38.04
Used	(746,502)	(34,042)	46.03
Acquisition	631,358	32,091	50.83
Balance on June 30, 2021	201,557	9,716	46.64

The minimum and maximum cost of the balance of treasury shares on June 30, 2021 are R$ 25.00 and R$ 52.44, respectively.

24.4	Capital reserve

The acquisition of the subsidiary Avon resulted in the issuance of Company shares for the total subscription amount of R$13,274,894. Of this total, the amount of R$3,397,746 were allocated to the capital stock account and the rest, in the amount of R$9,877,148 were allocated to the Company's capital reserve. This share merger was approved at a meeting of the Board of Directors on January 3, 2020.

The capital reserve amounted to R$10,468,051 as of June 30, 2021 (R$11,052,135 as of December 31, 2020).

24.5	Profit reserve

On June 30, 2020, the profit reserve increased by R$12,966, due to: (I) increase of R$28,779 due to the effects of CPC 42 (IAS 29) applied to the balances as of June 30, 2021 and (ii) decrease of R$ 15,813 regarding the exercise of stock option plans and restricted shares.

The profit reserve balance as at June 30, 2021 amounted to R$19,830 (R$6,864 as of December 31, 2020).

24.6	Other comprehensive income

The information regarding the Company’s other comprehensive income was presented in note 25.6 of the Company’s financial statements for the year ended December 31, 2020.

25.	OPERATING SEGMENTS

There was no change in the composition of the operating segments and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2020.

Net revenue by segment is as follows in the six-month period ending on June 30, 2021:

➢	Natura &Co Latam – 57%

➢	Avon International – 24%

➢	TBS International – 13%

➢	Aesop International – 6%

The following tables summarizes the financial information related to the six-month periods ended June 30, 2021 and 2020 and the year ended December 31, 2020.

25.1	Operating segments

	June 30, 2021
	Reconciliation to net profit (loss) for the period
	Net Revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura &Co Latam	10,719,616	1,105,320	(429,158)	1,975,340	(2,220,548)	(249,659)	181,293
Avon International	4,567,478	(98,188)	(440,514)	254,639	(371,712)	875,406	219,631
TBS International	2,537,296	347,734	(380,313)	25,461	(58,452)	(199,286)	(264,856)
Aesop International	1,147,849	274,188	(145,278)	4,083	(26,879)	(32,189)	73,920
Corporate expenses	-	(162,038)	-	4,390	(19,729)	43,074	(134,302)
Consolidated	18,972,239	1,467,016	(1,395,263)	2,263,913	(2,697,320)	437,346	75,686

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	June 30, 2020
	Reconciliation to net profit (loss) for the period
	Net Revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	8,138,082	680,802	(458,872)	1,749,654	(1,932,291)	(207,473)	(168,179)
Avon International	3,771,535	40,361	(390,836)	356,290	(676,915)	(12,223)	(683,323)
TBS International	1,872,436	278,581	(356,197)	43,491	(75,346)	(57,290)	(166,761)
Aesop International	723,121	180,574	(123,813)	10,403	(28,729)	(10,018)	28,416
Corporate expenses	-	(431,830)	-	65,884	(8,577)	147,348	(227,175)
Consolidated	14,505,174	748,488	(1,329,718)	2,225,722	(2,721,858)	(139,656)	(1,217,022)

	June 30, 2021				December 31, 2020
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	16,290,501	28,541,130	9,522,496	9,705,716	20,228,016	30,706,123	9,349,461	9,060,600
Avon International	14,221,362	17,535,868	2,819,546	5,208,724	12,486,733	16,036,743	3,467,099	5,625,774
TBS International	7,440,847	9,823,327	1,639,382	2,298,785	7,821,884	10,474,191	2,291,459	1,812,991
Aesop International	1,302,285	2,100,295	465,742	587,567	1,395,628	2,148,869	488,662	618,531
Corporate expenses	-	601,884	23,983	2,136	250,516	1,551,671	562,905	253,007
Consolidated	39,254,995	58,602,504	14,471,149	17,802,928	42,182,777	60,917,597	16,159,586	17,370,903

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.2	Net income and non-current assets by geographic region

	Net income		Non-current assets
	June 30, 2021	June 30, 2020	June 30, 2021	December 31, 2020
Asia	1,822,314	1,110,371	876,381	768,878
North America	3,040,356	2,032,959	6,021,016	5,939,728
Mexico	1,981,016	1,328,100	3,360,887	3,263,833
Others	1,059,340	704,859	2,660,129	2,675,896
South America	8,190,842	6,485,785	12,501,663	14,810,020
Brazil	4,995,152	4,533,315	10,421,699	12,159,245
Argentina	1,196,450	690,221	918,517	1,041,392
Others	1,999,240	1,262,249	1,161,447	1,609,383
Europe, Middle East and Africa (EMEA)	5,565,605	4,627,041	18,908,164	19,615,198
United Kingdom	1,993,899	1,536,960	13,240,393	17,059,017
Others	3,571,706	3,090,081	5,667,771	2,556,181
Oceania	353,122	249,018	947,771	1,048,953
Consolidated	18,972,239	14,505,174	39,254,995	42,182,777

No individual or aggregate customer (economic group) represents more than 10% of the Company's revenues.

26.	REVENUE

	Consolidated
Gross revenues:	June 30, 2021	June 30, 2020
Domestic market	6,882,022	6,317,607
Foreign market	17,169,278	12,274,126
Other sales	240,969	242,336
Subtotal	24,292,269	18,834,069

Returns and cancellations	(295,803)	(270,994)
Commercial discounts and rebates	(469,500)	(409,895)
Taxes on sales	(4,554,727)	(3,648,006)
Subtotal	(5,320,030)	(4,328,895)
Total net revenues	18,972,239	14,505,174

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

27.	OPERATING EXPENSES AND COST SALES

	Company		Consolidated
Breakdown by function	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Cost of sales	-	-	6,640,754	5,254,229
Selling, marketing and logistics expenses	-	-	8,052,836	6,448,997
Administrative, R&D, IT and project expenses	58,181	23,970	3,444,017	2,603,635
Total	58,181	23,970	18,137,607	14,306,861

Breakdown by nature
Cost of sales	-	-	6,640,754	5,254,229
Raw material/packaging material/resale	-	-	5,977,025	4,365,991
Employee benefits expense (note 28)	-	-	280,895	285,508
Depreciation and amortization	-	-	122,779	98,639
Other	-	-	260,055	504,091

Selling, marketing and logistics expenses	-	-	8,052,836	6,448,997
Logistics costs	-	-	1,299,772	1,063,015
Employee benefits expense (note 28)	-	-	2,251,100	1,839,299
Marketing, sales force and other selling expenses	-	-	3,821,766	2,884,442
Depreciation and amortization	-	-	680,198	662,241

Administrative, R&D, IT and project expenses	58,181	23,970	3,444,017	2,603,635
Innovation expenses	-	-	138,284	115,977
Employee benefits expense (note 28)	50,720	20,908	1,535,735	1,031,894
Other administrative expenses	7,461	3,062	1,177,712	886,926
Depreciation and amortization	-	-	592,286	568,838

Total	58,181	23,970	18.137.607	14,306,861

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

28.	EMPLOYEE BENEFITS

	Controlling Company		Consolidated
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Payroll, profit sharing and bonuses	24,115	11,629	2,983,918	2,312,050
Supplementary Pension Plan	-	-	122,227	89,581
Share-based payments	14,875	4,131	131,776	76,387
Charges on restricted shares	5,583	2,381	33,254	11,475
Medical care, food, and other benefits	984	-	321,545	291,956
Charges, taxes and social contributions	760	74	377,559	284,248
INSS - Brazilian Social Security Institute	4,403	2,693	97,451	91,004
Total	50,720	20,908	4,067,730	3,156,701

28.1	Share-based payments

The information regarding the Company’s share-based payments was presented in note 29 of the Company’s financial statements for the year ended December 31, 2020.

The variations in the number of outstanding stock options and their related weighted-average prices, as well as variations in the number of restricted stocks are as follows:

Stock Option Plan and Strategy Acceleration Plan
Options (thousands)
Balance on December 31, 2020	17,245
Granted	1,100
Exercised	(3,301)
Balance on June 30, 2021	15,044

	Restricted shares (thousands)	Performance shares (thousands)
Balance on December 31, 2020	6,960	3,808
Granted	3,358	3,365
Canceled	(5)
Exercised	(4,636)	-
Balance on June 31, 2021	5,677	7,173

The expense related to the fair value of the restricted options and shares, including the charges related to the restricted shares, recognized in the three-month period ended June 30, 2021, according to the elapsed period for the acquisition of the right to exercise the restricted options and shares, amounted to R$20,458 and R$165,030 on the controlling company and consolidated (R$6,512 and R$87,862 as of June 30, 2020), respectively.

The options to purchase outstanding stock and restricted stock at the end of the six-month period ended June 30, 2021 have the following maturity dates and exercise prices:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of June 30, 2021 -Share purchase option

Grant date	Conditions for acquisition of a right as from the grant date	Exercise price (R$)	Fair value (R$)	Existing options (thousands)	Remaining contractual life (years)	Exercisable options (thousands)
March 17, 2014	4 years of service	27.14	4.27	82	0.6	82
March 16, 2015	2 to 4 years of service	13.47	4.85 to 5.29	139	1.7	139
July 28, 2015 (Strategy acceleration)	4 to 5 years of service	12.77	6.20 to 6.23	495	2.1	495
March 15, 2016	2 to 4 years of service	12.71	7.16 to 7.43	106	2.7	106
July 11, 2016 (Strategy acceleration)	4 to 5 years of service	11.28	6.84 to 6.89	1,925	3.1	1,925
March 10, 2017	2 to 4 years of service	12.46	6.65 to 6.68	433	3.7	433
March 10, 2017 (Strategy acceleration)	4 to 5 years of service	12.46	6.87 to 6.89	2,000	3.7	895
March 12, 2018	2 to 4 years of service	16.83	7.96 to 8.21	1,563	4.8	953
March 12, 2018 (Strategy acceleration)	3 to 5 years of service	12.04 to 16.83	8.21 to 9.67	3,800	4.8	950
April 12, 2019	3 to 4 years of service	23.41	11.71 to 11.82	1,501	5.9	411
April 12, 2019 (Strategy acceleration)	4 to 5 years of service	23.41	11.51 to 11.71	1,900	5.9	-
March 31, 2021	4 to 5 years of service	48.98	29,45	1,100	9.9	-
				15,044		6,389

As of June 30, 2021 - restricted shares

Grant date	Conditions for acquisition of a right as from the grant date	Existing shares (thousands)	Fair value (R$)	Remaining contractual life (years)
March 12, 2018 – Plan I	2 to 4 years of service	236	15.18 to 15.9	0.7
August 12, 2018 – Extraordinary Plan VI	2 to 4 years of service	25	12.24 to 13.13	1.1
April 12, 2019 – Plan I	2 to 4 years of service	534	21.62 to 22.53	1.8
April 12, 2019 – Plan II	1 to 3 years of service	156	22.14 to 22.85	1.8
March 27, 2020 – Co-Investment Plan	1 to 3 years of service	1,368	29	1.8
March 31, 2021	1 to 3 years of service	3,358	49.89	2.8
		5,677

On June 30, 2021 – Performance shares

Grant date	Right acquisition conditions	Existing shares (thousands)¹	Fair value (R$)	Remaining contractual life (years)	Shares not delivered (thousands)
May 21, 2019	From 3 to 4 years of service as from the grant date and if the performance conditions are met	569	23.10 to 45.70	1.7	569
September 29, 2020	3 to 4 years of service	3,239	73.46	3,3	3,239
March 31, 2021	3 to 4 years of service	3,365	50.89	3,8	3,365
		7,173			7,173

As of June 30, 2021, the market price was R$56,74 (R$39,90 as of June 30, 2020) per share.

28.2	Employee benefit plans.

The Company and some of its subsidiaries grant defined contribution retirement plans to eligible employees and, through some of their subsidiaries abroad, grant defined benefit plans to employees that are eligible.

The information regarding the benefit plans to employees were presented in note 29.3 of the Company’s financial statements for the year ended December 31, 2020.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

29.	FINANCE INCOME (EXPENSES)

	Company		Consolidated
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
FINANCIAL INCOME:
Interest on short-term investments	9,065	13,450	97,329	74,306
Earnings on monetary and exchange rate variations	2,118	-	1,261,948	382,226
Earnings on swap and forward transactions	-	-	848,351	1,634,968
Earnings on market value adjustment of swap and forward derivatives	-	-	12,307	3,020
Reversal of the monetary adjustment of the provision for tax risks and tax obligations	-	-	-	42,378
Hyperinflationary economy adjustment (Argentina)	-	-	44,462	12,581
Debt structuring revenues for acquisition of Avon	-	52,434	-	52,434
Other financial income	-	-	-	23,809
Subtotal	11,183	65,884	2,264,397	2,225,722
FINANCIAL EXPENSES:
Interest on financing (*)	(7,918)	(4,757)	(348,622)	(463,779)
Interest on leases	-	-	(106,045)	(119,398)
Losses on monetary and exchange rate variations (*)	(333)	-	(906,019)	(1,605,350)
Losses on swap and forward transactions	-	-	(1,022,156)	(431,567)
Losses on market value adjustment of swap and forward derivatives	-	-	(7,964)	(5,170)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(25,863)	(6,410)
Appropriation of funding costs (debentures and notes)	-	-	(18,387)	(5,653)
Interest on pension plan	-	-	(6,336)	(15,512)
Hyperinflationary economy adjustment (Argentina)	-	-	(19,282)	(5,556)
Other financial expenses	(6,210)	(3,821)	(237,130)	(63,463)
Subtotal	(14,461)	(8,578)	(2,697,804)	(2,721,858)
Financial income (expenses), net	(3,278)	57,306	(433,407)	(496,136)

(*) From the original amounts presented as of June 30, 2020, R$75.892 were reclassified between lines to give a better disclosure between financial income and financial expenses. Note that this reclassification does not impact the final amount presented as net financial revenue/expenses.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The objective of the breakdowns below is to explain more clearly the foreign exchange hedging transactions contracted by the Company and the related balancing items in the income statement shown in the previous table:

	Company		Consolidated
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
(a) Earnings on monetary and exchange rate variations	2,118	-	1,261,948	382,226
Earnings on exchange rate variation on borrowings	-	-	815,725	(393)
Exchange rate variation on imports	-	-	24,705	15,746
Exchange rate variation on export receivables	2,118	-	52,052	46,580
Exchange rate variation on accounts payable to subsidiaries abroad	-	-	193,072	183,468
Exchange variations of bank accounts in foreign currency	-	-	176,394	136,825

(b) Losses on monetary and exchange rate variations	(333)	-	(906,019)	(1,605,350)
Losses on exchange rate variation on borrowings (i)	-	-	(461,840)	(1,165,572)
Exchange rate variation on imports	-	-	(17,652)	(43,774)
Exchange rate variation on export receivables	(333)	-	(68,695)	(7,901)
Exchange rate variation on accounts payable to subsidiaries abroad	-	-	(171,456)	(192,414)
Monetary variations on borrowings and financing	-	-	(186,376)	(195,689)
		-
(c) Earnings on swap and forward transactions	-	-	848,351	1,634,968
Revenue from swap exchange coupons (II)	-	-	423,622	203,872
Gains from exchange variations on swap instruments (II)	-	-	424,729	1,431,096
		-
(d) Losses on swap and forward transactions	-	-	(1,022,156)	(431,567)
Losses on exchange rate variation on swap instruments (ii)	-	-	(763,810)	(240,172)
Financial costs of swap instruments (ii)	-	-	(258,346)	(191,395)

(i) Refer to comment (a) described above with the financial results reclassification.

(ii) From the original amounts presented as of June 30, 2020, were reclassified R$ 91,782 and R$ 234,190 between gain and losses on swaps and forward transactions. This reclassification does not impact the total and subtotal lines of this breakdown.

30.	OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Other operating income, net
Result on write-off of property, plant and equipment	-	-	10,154	8,620
ICMS-ST (a)	-	-	10,461	14,345
Tax contingencies	-	-	563	101,473
Other operating income	-	-	50,263	7,764
Total other operating income	-	-	71,441	132,202

Other operating expenses, net
Crer para Ver (b)	-	-	(21,842)	(19,720)
Expenses with the sale of customers portfolio	-	-	(7,557)	(2,967)
Expenses related to the acquisition of Avon	-	(166,416)	-	(304,057)
Transformation and integration plan (c)	-	-	(308,564)	(79,558)
Tax contingencies	-	-	-	(3,774)
Other operating expenses	-	(11,432)	(38,197)	-
Total other operating expenses	-	(177,848)	(376,160)	(410,076)
Other operating income (expenses), net	-	(177,848)	(304,719)	(277,874)

a)	Refers to the requirement of ICMS tax substitution, for different Federal States (details in note 22). During 2020 fiscal year, provisions were reversed due to the revision of the likelihood of loss of certain States.

b)	Allocation of operating profit from sales of “Crer para Ver” line of non-cosmetic products to Natura Institute, specifically directed to social projects for developing the quality of education.

c)	Expenses related to the implementation of the transformation plan of The Body Shop and the integration of subsidiary Avon Products Inc., which is supported by five pillars, namely: (1) making the brand younger; (2) optimizing the retail and direct sale operations; (3) improving the omni-channel; (4) improving operational efficiency; and (5) redesigning the organization.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

31.	EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to holders of Company by weighted average number of ordinary shares outstanding, excluding common shares purchased by the Company and held as treasury shares.

Consolidated
June 30, 2021
Net income (loss) attributable to controlling shareholders of the Company	79,675
Weighted average of the number of issued common shares	1,376,405,009
Weighted average of the number of outstanding common shares	1,375,596,681
Basic earnings per share – R$	0.0579

Consolidated
June 30, 2021
Net income (loss) attributable to controlling shareholders of the Company	79,675
Weighted average of the number of issued common shares	1,375,596,681
Weighted average of the number of outstanding common shares	1,387,187,181
Diluted earnings per share – R$	0.0574

32.	RELATED-PARTY TRANSACTIONS

In the course of the Company's operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

32.1.	Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Company
	June 30, 2021	December 31, 2020
Current Assets:
Natura Cosméticos S.A. (a)	-	108,953
Natura Cosméticos S.A. – Argentina (b)	1,800	1,870
The Body Shop International (b)	2,396	2,490
Aesop HK (b)	290	300
Aesop UK (b)	1,842	1,913
Aesop USA (b)	266	276
Emeis Cosmetics (b)	144	150
Total current cssets	6,738	115,952
Current Liabilities:
Natura Cosméticos S.A. (b)	11,255	5,673
Indústria e Comércio de Cosméticos Natura Ltda. (b)	296	1,521
Natura Biosphera (b)	88	-
Total current liabilities	11,639	7,194

a)	Refers to interest on equity.

b)	Pertains to the allocation of expenses related to the stock option and restricted stock plans.

32.2.	Transactions with related parties

In the year ended on December 31, 2020, the Company reimbursed the amount of R$148,274 of expenses regarding the transaction costs for the acquisition of Avon Products Inc., paid by its subsidiary Natura Cosméticos. This reimbursement was registered in the profit or loss line item “Other revenues (expenses)”. For the other transactions, they were not carried forward as income statement, as they refer to the transfer of expenses related to stock option plans and restricted shares. In the six-month period as of June 30, 2021, there were no additional repayments.

The Company has a structure of internal controls to support the identification, monitoring and approving of transactions between Related Parties.

32.3.	Transactions with uncontrolled and unconsolidated related parties

Instituto Natura is one of the shareholders of the Essential Investment Fund and, on June 30, 2021, its balance corresponded to R$4,573 (R$3,414 as of December 31, 2020).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

On June 5, 2012, an agreement was entered into between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and lease of processing, storage and distribution of merchandise (HUB) in the city of Itupeva/SP. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the Company's control block, indirectly control Bres Itupeva. The amount involved in the transaction is recorded under item “Right of Use” of "Buildings" in the amount of R$65,502 (R$39,346 under item "Buildings" of Property, Plant and Equipment, on December 31, 2020) and in the six-month period ended on June 30, 2021, the total amount paid as rent was R$7,071 (R$13,086 for the year ended on December 31, 2020).

The subsidiary Natura Cosmeticos and Raia Drogasil S.A. entered into a purchase and sale agreement and other covenants to allow the sale of products in the Raia and Drogasil chain. Messrs. Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, Co-Chairmen of thev Board of Directors of the Company and shareholders members of the controlling block of Natura &Co, Company’s parent, indirectly hold an equity interest in Raia Drogasil S.A. This contract was finalized during the year of 2020.

In the six-month period ended on June 30, 2021, the Company and its subsidiaries transferred to Instituto Natura as a donation associated with the net result of sales of the Natura Crer Para Ver product line in the amount of R$19,000 (R$21,000 on June 30, 2020).

On January 8, 2021, a transaction was carried out between related parties and the subsidiary, as lessee and owner, Natura Cosméticos, and the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. and the Company, as guarantors and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, as lessor and surface-right owner (Co-Chairmen of the Board of Directors of the Company and shareholders belonging to the controlling block of Natura &Co, the Company's parent).

This transaction was entered into with the aim of expanding the Company's distribution network and increasing its logistical efficiency through the installation of a new distribution center in the State of Alagoas.

On May 12, 2021, the subsidiary Natura Cosméticos entered into a transaction as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-chairs of the Company's Board of Directors and shareholders that are members of the Company's controlling block). This transaction had the purpose to aim of maintaining the Company's distribution center activities in the city of Canoas, State of Rio Grande do Sul.

32.4.	Key management personnel compensation

The total compensation of the key personnel of the Company’s Management is as follows:

	June 30, 2021			June 30, 2020
	Yield			Yield
	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)
Board of Directors	7,436	5,501	12,937	7,591	20,619	28,210
Executive Board	26,730	30,418	57,148	22,661	39,574	62,235
	34,166	35,919	70,085	30,252	60,193	90,445

a)	The item “Executive Board” includes the amount of R$510 about to amortization of the six-month period ending on June 30, 2020, of the Confidentiality and Non-Compete Agreement (“Agreement”). There was no amortization in the six-month period ending on June 30, 2021, as the amortization was concluded in 2020.

b)	Refers to profit sharing regarding the Restricted Stock Plan and Strategy Acceleration Program, including charges, as applicable, to be determined in the year. The amounts include additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets determined to the board members and officers, statutory and non-statutory, in relation to profit sharing.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

33.	COMMITMENTS

In the normal course of their business, the Company signed contracts with third parties for the acquisition of raw materials, production goods, transportation and storage services and electricity to supply their operating activities.

The commitments assumed as of June 30, 2021 and December 31, 2020, according to the signed contracts, are shown below:

	Consolidated
	June 30, 2021	December 31, 2020
Up to one year	1,393,456	1,413,904
One to five years	850,503	872,767
Above five years	11,266	13,223
Total	2,255,225	2,299,894

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

34.	INSURANCE

The Company has in place an insurance policy that considers principally risk concentration and materiality, taking into consideration the nature of its activities and the guidance of its insurance advisors. As of June 30, 2021, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		June 30, 2021	December 31, 2020
Industrial complex and administrative sites	Any material damages to buildings, facilities, inventories, and machinery and equipment	5,501,481	5,658,558
Vehicles	Fire, theft and collision for vehicles insured by the Company	240,433	258,416
Loss of profits	Loss of profits due to material damages to facilities, buildings and production machinery and equipment	1,894,813	1,894,813
Transport	Damages to products in transit.	93,,692	97,934
Civil liability	Protection against errors or complaints in the exercise of professional activity that affect third parties	2,226,159	2,326,621
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

35.	ADDITIONAL INFORMATION TO THE CASH FLOW STATEMENTS

The following table presents additional information on transactions related to the cash flow statement:

	Controlling Company		Consolidated
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Non-cash items
Hedge accounting, net of tax effects	-	-	(160,353)	153,114
Net effect of the additions to the property, plant and equipment/intangible assets not yet paid	-	-	211,320	46,778
Consideration for acquisition of subsidiary	-	13,366	-	-